
13001047

Hospitality


MHI
Hospitality Corporation

2012
Annual Report

Stockholder Letter

To Our Stockholders:



2012 was the third year of an anticipated five to six year recovery period for the lodging industry. Hotel demand continues to grow while challenging financing standards for new hotel construction constrains supply, resulting in what we believe will be favorable market conditions for the mid-term. For calendar year 2012, all major Company operating metrics improved as compared to the prior period, with positive increases in Occupancy, Average Daily Rate, Room Sales, Total Sales, Market Share, Gross Operating Profit ("GOP"), GOP Margin, Net Operating Income, Hotel EBITDA and Adjusted Funds from Operations ("AFFO"). AFFO, a key metric, increased significantly, exceeding prior year by nearly 70.0%. During the year, our stock price increased by 47.6%. In terms of total return, we outperformed most of our peer group and the industry, finishing the year as one of the top performing public lodging real estate investment trusts.

Entering 2011, MHI anticipated 2012 would bring improved capital market conditions that would enable us to continue our balance sheet restructuring; we were not disappointed, and during the past year we completed several transactions that significantly lowered our cost of capital.

» In March, we successfully refinanced our Philadelphia asset which provided funding to repay and extinguish our syndicated line of credit. In addition to interest expense savings, the transaction relieved us of onerous financial covenants.
» In June, we procured a new loan for our Tampa asset which provided funding to totally repay our line of credit and partially pay down the Company's outstanding preferred stock from $25.0M to approximately $14.2M, thereby exceeding our stated goal and providing annualized savings for the Company of approximately $640,000.
» In June, we successfully renegotiated and extended the term of the loan on our Hampton asset.
» In July, we successfully procured a new three-year loan for our Jacksonville hotel that reduced the interest rate from 8.0% to 3.5%, thereby saving the Company approximately $630,000 in annual interest expense.

During 2012, Company financials significantly improved as balance sheet transactions and improved operating metrics combined to improve our available liquidity to $17.0M at year's end. In addition, we were able to increase our common stock dividend during the year from two to three cents per share a quarter, totaling ten cents per share for 2012.

As we look forward to 2013, we have established the following goals and objectives to further enhance our share price and grow our business.

» We will continue to work with our hotel managers to enhance the guest experience, with a focus on customer service, as the foundation of our business is satisfied and loyal guests.
» We are projecting an 18.5% increase in AFFO for 2013 at the mid-point of our guidance range.
» Where advantageous, we intend to recycle our capital by exploring the sale of one or more assets and purchasing one or more properties that conform to the Company's long-term vision.
» We will endeavor to continue the payment of a common stock dividend with a goal of growing the dividend during the course of 2013. Already, in January, we announced a 16.7% increase in the quarterly common stock dividend payable in April 2013 to three and a half cents per share.
» We will continue refinancing our hotels with property specific mortgages, the proceeds of which will be used to lower our cost of capital and redeem the Company's preferred stock, which will result in significant future savings to the Company.
» We will continue to enhance our "rainy day fund" to a level consistent to ensure adequate liquidity.

As stated above, we believe our industry will benefit from several years of muted supply coupled with growing demand. Hotels are a great investment during inflationary times as the industry has great flexibility to adjust its rates to respond to market conditions. Combine these factors with the Company's competitive common stock dividend and we believe that there is a disconnect between our stock price and the value of our assets, presenting MHI as a compelling investment opportunity.

Yours in Hospitality,

Andrew M. Sims
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-32379

MHI HOSPITALITY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Maryland	20-1531029
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
410 West Francis Street Williamsburg, Virginia	23185
(Address of Principal Executive Officers)	(Zip Code)

Registrant's telephone number, including area code 757-229-5648

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934).

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $31,287,529 based on the closing price quoted on the NASDAQ® Stock Market.

As of March 20, 2013, there were 10,125,286 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain portions of the registrant's proxy statement for its 2013 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

MHI HOSPITALITY CORPORATION

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information included and incorporated by reference in this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. All statements regarding our expected financial position, business and financing plans are forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- national and local economic and business conditions, including recessionary economic conditions existing over the last several years, that affect occupancy rates at the Company's hotels and the demand for hotel products and services;
- risks associated with the hotel industry, including competition, increases in wages and benefits, energy costs and other operating costs;
- the magnitude, sustainability and timing of the economic recovery in the hospitality industry and in the markets in which the Company operates;
- the availability and terms of financing and capital and the general volatility of the securities markets;
- risks associated with the level of the Company's indebtedness and its ability to meet covenants in its debt agreements and, if necessary, to refinance the maturity of such indebtedness or modify such debt agreements;
- management and performance of the Company's hotels;
- risks associated with the conflicts of interest of the Company's officers and directors;
- risks associated with redevelopment and repositioning projects, including delays and cost overruns;
- supply and demand for hotel rooms in the Company's current and proposed market areas;
- the Company's ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;
- the Company's ability to successfully expand into new markets;
- legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts ("REITs");
- the Company's ability to maintain its qualification as a REIT; and
- the Company's ability to maintain adequate insurance coverage.

Additional factors that could cause actual results to vary from our forward-looking statements are set forth under the Section titled "Risk Factors" in Item 1A of this report.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

PART I

Item 1. *Business*

Organization

MHI Hospitality Corporation (the "Company") is a self-managed and self-administered real estate investment trust, or REIT, that was formed in August 2004 to own, acquire, renovate and reposition full-service, primarily upper upscale and upscale hotel properties located in primary markets in the Mid-Atlantic and Southern United States. On December 21, 2004, we successfully completed our initial public offering and elected to be treated as a self-advised REIT for federal income tax purposes. We conduct our business through MHI Hospitality, L.P., our operating partnership, of which we are the general partner. Our Company owns approximately 77.6% of the partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units.

As of March 1, 2013, our portfolio consists of ten full-service, primarily upscale and upper upscale hotels located in seven states with an aggregate of 2,424 rooms and approximately 120,200 square feet of meeting space. Nine of these hotels are wholly-owned by subsidiaries of our operating partnership and operate under the Hilton Worldwide, InterContinental Hotels Group and Starwood Hotels and Resorts brands and are managed on a day to day basis by MHI Hotels Services, LLC ("MHI Hotels Services"). We also own a 25.0% indirect noncontrolling interest in the 311-room Crowne Plaza Hollywood Beach Resort through a joint venture with The Carlyle Group ("Carlyle").

In order for us to qualify as a REIT, we cannot directly manage or operate our hotels. Therefore, we lease our hotel properties to MHI Hospitality TRS, LLC, our TRS Lessee, which in turn has engaged MHI Hotels Services, an eligible independent management company, to manage our hotels. Our TRS Lessee is a wholly-owned subsidiary of MHI Hospitality TRS Holding, Inc. ("MHI Holding", and collectively, "MHI TRS"). MHI TRS is a taxable REIT subsidiary for federal income tax purposes.

Our corporate office is located at 410 West Francis Street, Williamsburg, Virginia 23185. Our telephone number is (757) 229-5648. All references in this report to the "Company", "MHI", "we", "us" and "our" refer to MHI Hospitality Corporation, its operating partnership and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Our Properties

In connection with our initial public offering, the Company acquired six hotel properties for aggregate consideration of approximately $15.0 million in cash, 3,817,036 units of interest in our operating partnership and the assumption of approximately $50.8 million in debt. The six initial hotel properties, the Hilton Philadelphia Airport, the Holiday Inn Brownstone, the Holiday Inn Downtown Williamsburg, the Hilton Wilmington Riverside, the Hilton Savannah DeSoto and the Holiday Inn Laurel West (formerly the Best Western Maryland Inn), are located in Pennsylvania, Maryland, Georgia, Virginia and North Carolina. On July 22, 2005, we acquired our seventh hotel, the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront) located in Jacksonville, Florida, for $22.0 million.

During 2006, we sold the Holiday Inn Downtown Williamsburg for $4.75 million. We also purchased the Louisville Ramada Riverfront Inn located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs and, after extensive renovations, re-opened the property in May 2008 as the Sheraton Louisville Riverside.

During 2007, through our joint venture with CRP/MHI Holdings, LLC, an affiliate of Carlyle Realty Partners V, L.P., and Carlyle, we acquired a 25.0% indirect, noncontrolling interest in the Crowne Plaza Hollywood Beach Resort, a 311-room hotel in Hollywood, Florida for approximately $75.8 million including transfer costs. We also purchased a hotel formerly known as the Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs, which, after extensive renovations, re-opened in March 2009 as the Crowne Plaza Tampa Westshore.

During 2008, we acquired the Hampton Marina Hotel located in Hampton, Virginia for approximately $7.8 million, including transfer costs. In October 2008, the hotel was re-branded and renamed the Crowne Plaza Hampton Marina.

In connection with our initial public offering, the Company also acquired two leasehold interests in the Shell Island Resort, a 160-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of MHI Hotels Services. Through December 2011, the management company operated the property as a hotel and managed a rental program for the benefit of the condominium unit owners. Our operating partnership received fixed annual rent and incurred annual lease expenses in connection with the subleases of such property. Consequent to the cancellation of the management company's contract to manage the condominium rental program and expiration of the underlying leases in December 2011, our operating partnership has and will continue to receive a reduced set of minimum payments through December 2014.

See Item 2 of this Form 10-K for additional detail on our properties.

Our Strategy and Investment Criteria

Our strategy is to grow through acquisitions of full-service, upper upscale and upscale hotel properties located in the primary markets of the Mid-Atlantic and Southern United States. We intend to grow our portfolio through disciplined acquisitions of hotel properties and believe that we will be able to source significant external growth opportunities through our management team's extensive network of industry, corporate and institutional relationships that reflect more than 80 years of collective industry experience.

The recessionary economic conditions existing over the last several years have had a significant negative impact on the financial performance of many hotel properties. We believe that there will be a substantial number of opportunities to acquire hotel properties given the significant decline in profitability throughout the industry over the last several years, the inability of many property owners to comply with their mortgage loan covenants and the inability of many property owners to refinance existing debt. Our management will focus on acquiring full-service hotel properties that can be acquired at prices representing a significant discount to estimated replacement cost in our identified geographic markets. By acquiring such properties, we believe we can create significant value and strong, risk-adjusted returns for our stockholders.

Our investment criteria are further detailed below:

- *Geographic Growth Markets*: We focus on the Mid-Atlantic and Southern regions of the United States. Our management team has a long history of operating hospitality assets in these geographic markets and remains confident in the long-term growth potential associated with this part of the United States. These markets have historically been characterized by population growth, economic expansion, growth in new businesses and growth in the resort, recreation and leisure segments. We will continue to focus on these markets, including coastal locations, and will investigate other markets for acquisitions only if we believe these new markets will provide similar long-term growth prospects.
- *Full-Service Hotels*: We focus our acquisition strategy on the full-service hotel segment. Our full-service hotels fall primarily under the upscale to upper upscale categories and include such brands as Hilton, Doubletree by Hilton, Sheraton and Crowne Plaza. We do not own economy branded hotels. We believe that full-service hotels, with upscale to upper upscale brands will outperform the broader U.S. hotel industry as the U.S. enters a period of recovery, and thus offer the highest returns on invested capital.

- *Significant Barriers to Entry*: We intend to execute a strategy that entails the acquisition of hotels in prime locations with significant barriers to entry. We seek to acquire properties that will benefit from the licensing of brands that are not otherwise present in the market and provide us with geographic exclusivity which helps to protect the value of our investment.
- *Proximity to Demand Generators*: We seek to acquire hotel properties located near multiple demand generators for both leisure and business travelers within the respective markets, including large state universities, airports, convention centers, corporate headquarters, sports venues and office parks.

Since our initial public offering in 2004, we have focused on the acquisition of underperforming hotel properties that could be purchased at significant discounts to replacement cost and were ideal candidates for renovation, up-branding and repositioning within a given market. In the near term, however, we believe that current market conditions will lead to an increase in hotel loan foreclosures and distressed asset sales, which will present numerous opportunities to acquire well-positioned, performing upper upscale and upscale hotel properties at attractive prices. We intend to augment our historical acquisition strategy accordingly.

We typically define underperforming hotels as those that are poorly managed, suffer from significant deferred maintenance and capital improvement and that are not properly positioned in their respective markets. In pursuing these opportunities, we hope to improve revenue and cash flow and increase the long-term value of the underperforming hotels we acquire. Our ultimate goal is to achieve a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel. In analyzing a potential investment in an underperforming hotel property, we typically characterize the investment opportunity as one of the following:

- *Up-branding Opportunity*: The acquisition of properties that can be upgraded physically and enhanced operationally to qualify for what we view as higher quality franchise brands, including Hilton, Doubletree by Hilton, Crowne Plaza and Sheraton.
- *Shallow-Turn Opportunity*: The acquisition of an underperforming but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.
- *Deep-Turn Opportunity*: The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.

Typically, in our experience, a deep turn opportunity takes a total of approximately three years from the initial acquisition of a property to achieving full post-renovation stabilization. Therefore, when evaluating future opportunities in underperforming hotels, we intend to focus on up-branding and shallow-turn opportunities, and to pursue deep-turn opportunities on a more limited basis and in joint venture partnerships if possible.

Investment Vehicles. In pursuit of our investment strategy, we may employ various traditional and non-traditional investment vehicles:

- *Direct Purchase Opportunity*: Our traditional investment strategy is to acquire direct ownership interests via our operating partnership in properties that meet our investment criteria, including opportunities that involve full-service, upper upscale and upscale properties in identified geographic growth markets that have significant barriers to entry for new product delivery. Such properties, or portfolio of properties, may or may not be acquired subject to a mortgage by the seller or third-party.
- *Distressed Debt Opportunities*: In sourcing acquisitions for our core growth strategy, we may pursue investments in debt instruments that are collateralized by hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to our stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures.

- *Joint Venture/Mezzanine Lending Opportunities*: We may, from time to time, undertake a significant renovation and rehabilitation project that we characterize as a 'Deep-Turn Opportunity'. In such cases, we may acquire a functionally obsolete hotel whose renovation may be very lengthy and require significant capital. In these projects, we may choose to structure such acquisitions as a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income commonly referred to as the "negative carry" associated with such extensive renovation programs. We will not pursue joint venture or mezzanine programs in which we would become a "de facto" lender to the real estate community.

Portfolio Management Strategy. Our core strategy for our portfolio is intended to create value for stockholders by acquiring performing hotel properties at significant discounts to replacement cost, as well as acquiring underperforming hotels and subsequently renovating, rehabilitating, repositioning and up-branding these assets. Once these assets have benefited from this "turnaround" strategy, they become part of our core portfolio. We believe we can optimize performance within the portfolio by superior management practices and by timely and recurring capital expenditures to maintain and enhance the physical property.

In addition, we will seek to leverage our portfolio management expertise by investing in portfolios of hotel properties together with institutional investors with whom we would enter into a joint venture. We expect that our investment into any such venture will not exceed 49.0% of the equity of such entity. Such portfolios may or may not include properties that fit with our acquisition strategy. However, we believe the portfolio management fee that such an arrangement would generate, together with returns from well-positioned and well-managed properties, offers the prospect of additional value and strong, risk-adjusted returns for our stockholders.

In April 2007, we entered into a program agreement and related operating agreements with Carlyle that provided for the formation of entities to be jointly owned by us and Carlyle, to source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. We completed one hotel acquisition through this joint venture.

We have engaged MHI Hotels Services, an eligible independent management company, to operate our hotels. MHI Hotels Services and its predecessors have been in continuous operation since 1957. By using MHI Hotels Services as the management company, we intend to continue to capitalize on its extensive experience to seek above-average operating results. MHI Hotels Services has operated for many years in markets where we have a presence, and its operations are driven by a focused sales, marketing and food and beverage strategy that is critical to the success of a full-service hotel.

Asset Disposition Strategy. When a property no longer fits with our investment objectives, we will pursue traditional and non-traditional means of disposal:

- *Direct Sale*: Most commonly we will dispose of properties through a direct sale of the property for cash so that our investment capital can be redeployed according to the investment strategies outlined above.
- *Capital Recycling*: Under this asset disposition strategy, we will seek to purchase a hotel in connection with the requirements of a tax-free exchange. Such a strategy may be deployed in order to mitigate the tax consequences to us that a direct sale might cause.

Our Principal Agreements

Strategic Alliance Agreement

MHI Hotels Services is currently the management company for each of our hotels.

On December 21, 2004, we entered into a ten-year strategic alliance agreement with MHI Hotels Services pursuant to which (i) MHI Hotels Services agrees to refer to us (on an exclusive basis) hotel acquisition opportunities in the United States presented to MHI Hotels Services, and (ii) unless a majority of our independent directors in good faith concludes for valid business reasons that another management company should manage a hotel owned by us, we agree to offer MHI Hotels Services or its subsidiaries the right to manage hotel properties that we acquire in the United States.

In addition, during the term of the agreement, which expires in December 2014, MHI Hotels Services has the right to nominate one person for election to our board of directors at our annual meeting of stockholders, subject to the approval of such nominee by our Nominating, Corporate Governance and Compensation Committee (the "NCGC Committee") for so long as certain of our officers and directors, Andrew Sims, Kim Sims, and Christopher Sims, and their families and affiliates, hold, in the aggregate, not less than 1.5 million units or shares of our common stock.

Lease Agreements

In order for us to maintain qualification as a REIT, neither our company nor the operating partnership or its subsidiaries can operate our hotels directly. Our wholly-owned hotels are leased to our TRS Lessee, which has engaged MHI Hotels Services to manage the hotels. Each lease for the wholly-owned hotels has a non-cancelable term of three to ten years, subject to earlier termination upon the occurrence of certain contingencies described in the lease.

During the term of each lease, our TRS Lessee is obligated to pay a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent accrues and is paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues, in excess of certain threshold amounts and is paid monthly or quarterly, according to the terms of the agreement.

Management Agreements

Pursuant to the terms of two management agreements, we, through our TRS Lessee, have engaged MHI Hotels Services as the property manager for our existing hotel portfolio. One of the management agreements covers all our wholly-owned hotels in our portfolio, excluding the Crowne Plaza Tampa Westshore. The second agreement relates to the Crowne Plaza Tampa Westshore. Except as described below, we intend to offer MHI Hotels Services the opportunity to manage any hotels we acquire in the future that we lease to our TRS Lessee. In addition, the joint venture entity which leases the Crowne Plaza Hollywood Beach Resort has also entered into a management agreement with MHI Hotels Services on terms that vary from those described below. The following terms apply only to our wholly-owned hotels.

Term. The management agreements with MHI Hotels Services have initial terms of ten years from the date of commencement of management activities at each property. The term of the management agreements with respect to each hotel may be renewed by MHI Hotels Services for two successive periods of five years each upon the mutual agreement of MHI Hotels Services and our TRS Lessee, subject to the satisfaction of certain performance tests, provided that at the time the option to renew is exercised, MHI Hotels Services is not then in default under the management agreements. If at the time of the exercise of any renewal period MHI Hotels Services is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then our TRS Lessee may terminate the management agreements. If MHI Hotels Services desires to exercise any option to renew, it must give our TRS Lessee written notice of its election to renew the management agreements no less than 90 days before the expiration of the then current term of the management agreements.

Any amendment, supplement or modification of the management agreements must be in writing signed by all parties and approved by a majority of our independent directors.

Amounts Payable under the Management Agreements. MHI Hotels Services receives a base management fee, and, if the hotels exceed certain financial thresholds, an additional incentive management fee for the management of our hotels.

The base management fee for each of our initial hotels and for any subsequent hotels we directly acquire will be a percentage of the gross revenues of the hotel and will be due monthly. The applicable percentage of gross revenue for the base management fee for each of our wholly-owned hotels is as follows:

	2015	2014	2013	2012	2011	2010	2009
Crowne Plaza Hampton Marina[1]	3.0%	3.0%	3.0%	3.0%	3.0%	2.0%	2.0%
Crowne Plaza Tampa Westshore[2]	3.0%	3.0%	3.0%	3.0%	2.5%	2.0%	2.0%
Crowne Plaza Jacksonville Riverfront	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
DoubleTree by Hilton Brownstone—University	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Hilton Philadelphia Airport	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Hilton Savannah DeSoto	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Hilton Wilmington Riverside	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Holiday Inn Laurel West	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Sheraton Louisville Riverside[3]	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1) In 2010, the management company abated the increase in management fee for the Crowne Plaza Hampton for 2010.

(2) In January 2009, we entered a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore. The provisions of the new agreement related to base management fee are the same as those contained in the master management agreement. The provisions of the new agreement related to the incentive management fee are the same as those contained in the master management agreement except that it is calculated separately and not aggregated with the other properties covered by the master management agreement.

(3) Pursuant to the master management agreement, the term for each of the initial properties, which included the Holiday Inn Downtown Williamsburg, was 10 years. The management company agreed to substitute the Sheraton Louisville Riverside for the Holiday Inn Downtown Williamsburg for remainder of the term of the agreement.

The base management fee for a hotel acquired in the future which is first leased by our TRS Lessee, other than on the first day of a fiscal year, will be 2.0% for the partial year such hotel is first leased and for the first full fiscal year such hotel is managed. There is no fee cap on the base management fee.

Subsequently Acquired Hotel Properties

First full calendar year and any partial calendar year	2.0%
Second calendar year	2.5%
Third calendar year and thereafter	3.0%

The incentive management fee under the master management agreement, if any, will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10.0% of the amount by which the gross operating profit of all our hotels, with the exception of the Tampa property, on an aggregate basis for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive fee may not exceed 0.25% of the aggregate gross revenue of all of the hotels included in the incentive fee calculation for the year in which the incentive fee is earned. The calculation of the incentive fee will not include results of hotels for the fiscal year in which they are initially leased, or for the fiscal year in which they are sold, and newly acquired or leased hotels will be included in the calculation beginning in the second full calendar year such hotel is managed. The management agreement for the management of the Tampa property includes a similar provision for payment of an incentive management fee on a stand-alone basis.

Early Termination. The master management agreement may be terminated with respect to one or more of the hotels earlier than the stated term, if certain events occur, including:

- a sale of a hotel or the substitution of a newly acquired hotel for an existing hotel;

- the failure of MHI Hotels Services to satisfy certain performance standards with respect to any of the future hotels or with respect to the six initial hotels after the expiration of the initial 10-year term;
- in the event of a casualty to, condemnation of, or force majeure involving a hotel; or
- upon a default by MHI Hotels Services or us that is not cured prior to the expiration of any applicable cure periods.

The management agreement for the Crowne Plaza Tampa Westshore may also be terminated for convenience with ninety days notice to MHI Hotels Services.

Termination Fees. In certain cases of early termination of the master management agreement with respect to one or more of the hotels, we must pay MHI Hotels Services a termination fee, plus any amounts otherwise due to MHI Hotels Services pursuant to the terms of that management agreement. We will be obligated to pay termination fees in such circumstances provided that MHI Hotels Services is not then in default, subject to certain cure and grace periods. There is no termination fee for the termination of the management agreement for our Tampa property.

New Acquisitions; Strategic Alliance Agreement. Pursuant to the strategic alliance agreement with MHI Hotels Services, we have agreed to engage MHI Hotels Services for the management of any hotels acquired in the future unless a majority of our independent directors in good faith concludes, for valid business reasons, that another management company should manage any newly acquired hotels. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the strategic alliance agreement will also terminate.

Franchise Agreements

Our hotels operate under franchise licenses from national hotel companies.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Our TRS Lessee holds the franchise licenses for our wholly-owned hotels. MHI Hotels Services must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors' standards and requirements with respect to:

- training of operational personnel;
- safety;
- maintaining specified insurance;
- the types of services and products ancillary to guest room services that may be provided;
- display of signage;
- marketing techniques including print media, billboards, and promotions standards; and
- the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS Lessee is required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses of our wholly-owned hotel properties:

	Franchise Fee[1]	Marketing/Reservation Fee[1]	Expiration Date
Crowne Plaza Hampton Marina	5.0%	3.5%	10/07/2018
Crowne Plaza Jacksonville Riverfront	5.0%	3.5%	04/01/2016
Crowne Plaza Tampa Westshore	5.0%	3.5%	03/06/2019
DoubleTree by Hilton Brownstone – University	5.0%	4.0%	11/30/2021
Hilton Philadelphia Airport	5.0%	3.5%	10/31/2014
Hilton Savannah DeSoto	5.0%	4.0%	07/31/2017
Hilton Wilmington Riverside	5.0%	4.0%	03/31/2018
Holiday Inn Laurel West	5.0%	2.5%	10/05/2015
Sheraton Louisville Riverside	5.0%	3.5%	04/25/2023

(1) Percentage of room revenues payable to the franchisor.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with our taxable year ended December 31, 2004. In order to maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90.0% of our taxable income (excluding net capital gains) to our stockholders. We have adhered to these requirements each taxable year since our formation in 2004 and intend to continue to adhere to these requirements and maintain our qualification for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that is distributed to stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and we would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Environmental Matters

In connection with the ownership and operation of the hotels, we are subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the hotels, we may be potentially liable for such costs.

We believe that our hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present hotel properties.

Employees

As of March 1, 2013, we employed seven full-time persons, six of whom work at our corporate office in Williamsburg, Virginia and one who works in our office in Rockville, Maryland. All persons employed in the day-to-day operations of the hotels are employees of MHI Hotels Services, the management company engaged by our TRS Lessee to operate such hotels.

Available Information

We maintain an Internet site, http://www.mhihospitality.com, which contains additional information concerning MHI Hospitality Corporation. We make available free of charge through our Internet site all our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive proxy statements and other reports filed with the Securities and Exchange Commission as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We have also posted on this website our Code of Business Conduct and the charters of our Audit and NCGC Committees of our board of directors. We intend to disclose on our website any changes to, or waivers from, our Code of Business Conduct. Information on our Internet site is neither part of nor incorporated into this Form 10-K.

Item 1A. *Risk Factors*

The risks discussed herein can adversely affect our business, liquidity, operating results, and financial condition. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, and financial condition.

Risks Related to Our Debt and Preferred Stock Financing and the Recent Economic Crisis

We have substantial financial leverage.

At December 31, 2012, we had consolidated debt (net of unrestricted cash) of approximately $153.9 million. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to additional debt could adversely affect our ability to fund these programs or acquire hotels in the future.

Our financial leverage could negatively affect our business and financial results, including the following:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for capital expenditures, future business opportunities, paying dividends or other purposes;
- limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;
- limit our ability to refinance existing debt;
- require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain financing;

- force us to dispose of one or more of our properties, possibly on unfavorable terms;
- increase our vulnerability to adverse economic and industry conditions, and to interest rate fluctuations;
- force us to issue additional equity, possibly on terms unfavorable to existing shareholders;
- limit our flexibility to make, or react to, changes in our business and our industry; and
- place us at a competitive disadvantage, compared to our competitors that have less debt.

Holders of our outstanding Preferred Stock have rights that are senior to the rights of the holders of our common stock. In addition, the rights of the holders of the Preferred Stock may adversely affect our financial position.

On April 18, 2011, we completed a $25.0 million private placement pursuant to which we issued 25,000 shares of our Series A Cumulative Redeemable Preferred Stock ("Preferred Stock") and a warrant ("Warrant") to acquire 1.9 million shares of our common stock. In June 2012, we redeemed 11,514 shares of Preferred Stock for approximately $12.3 million plus the payment of accrued and unpaid cash and stock dividends.

The Preferred Stock has a mandatory redemption date of April 18, 2016 or upon the earlier occurrence of certain triggering events. In the event of a mandatory redemption, our obligation would be approximately $14.2 million plus any accrued, but unpaid, dividends as well as any pre-payment fee if redeemed prior to April 18, 2014. In order to satisfy any mandatory redemption, we may be required to borrow money, issue equity securities or sell assets to meet this obligation, which could impair our ability to raise the funds necessary to operate our business, involve dilution to holders of our common stock or require the disposition of key assets.

In the event the Company is liquidated while the Preferred Stock is outstanding, holders of the Preferred Stock will be entitled to receive a preferred liquidation distribution, plus any accumulated and unpaid dividends, before holders of common stock receive any distributions.

The holders of the Preferred Stock have a right to payment of a cumulative dividend payable (i) in cash at an annual rate of 10% and (ii) in additional shares of the Preferred Stock at an annual rate of 2% of the liquidation preference per share. The payment of the cash dividend is expected to continue to result in reduced capital resources available to the Company.

The holders of the Company's Preferred Stock will have the exclusive right, voting separately as a single class, to elect one member of the Company's board of directors. In addition, under certain circumstances, the holders of the Preferred Stock will be entitled to appoint a majority of the members of the board.

The holders of the Preferred Stock may have different interests from the holders of the common stock and the exercise by the holders of the Preferred Stock of their rights may be deemed adverse to the holders of the common stock as well as have an adverse effect on our financial position. The exercise price per share of common stock covered by the Warrant will be adjusted from time to time in the event of cash dividends upon common stock by deducting from such exercise price the per share amount of such cash dividends. Such adjustment does not take into account quarterly dividends declared prior to January 1, 2012.

The exercise of the Warrant may have an adverse effect on the holders of shares of common stock.

The exercise of the Warrant we issued in our recent Preferred Stock private placement could negatively affect the price of our common stock. The holders of the Warrant may freely exercise the Warrant and such holders will have the right to require the Company, subject to certain limitations, to effect the registration under the Securities Act of all or any portion of the shares of common stock held by such holders for the sale of the common stock. If the holders of the Warrant elect to exercise the Warrant and sell a material amount of the underlying shares of common stock, the increase in selling activity could negatively affect the price of our common stock. In addition, the exercise of the Warrant would dilute the ownership interest of our existing holders of our shares of common stock.

We have debt obligations maturing in 2013 and 2014, and if we are not successful in extending the term of this indebtedness or in refinancing this debt on acceptable economic terms or at all, our overall financial condition could be materially and adversely affected.

We will be required to seek additional capital in the near future to refinance or replace existing long-term mortgage debt that is maturing. Based on current market conditions, the availability of financing is, and may continue to be, limited. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. In June 2013, the mortgage on the Crowne Plaza Hampton Marina matures. In August 2014, our indebtedness to an affiliate of the Carlyle Group related to our joint venture investment in the Crowne Plaza Hollywood Beach Resort matures. In August 2014, the mortgage on our Hilton Philadelphia Airport matures, but we may extend such mortgage until March 2017 pursuant to certain terms and conditions.

We will need to, and plan to, renew, replace or extend our long-term indebtedness prior to their respective maturity dates. We are uncertain whether we will be able to refinance these obligations or if refinancing terms will be favorable. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may not be able to execute our business strategies or we may be forced to dispose of hotel properties on disadvantageous terms. Moreover, the terms of any additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended. To the extent we cannot repay our outstanding debt, we risk losing some or all of our hotel properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

If the current recovery is not sustained or slows, we may have difficulty refinancing existing indebtedness when it matures.

The amount of indebtedness lenders are willing to finance is generally limited to a percentage of a property's fair market value. Valuations of hotel properties can be derived from various approaches, but a critical factor in the valuation is the financial performance, or potential financial performance, of the hotel. In June 2013, the mortgage on the Crowne Plaza Hampton Marina matures. Due to the property's financial performance, it is unclear whether we will be able to refinance the mortgage under similar terms. We may be required to repay a portion of the indebtedness upon extension or refinance. In August 2014, our indebtedness to an affiliate of the Carlyle Group related to our joint venture investment in the Crowne Plaza Hollywood Beach Resort matures. In August 2014, the mortgage on the Hilton Philadelphia Airport matures, but may be extended until March 2017 pursuant to certain terms and conditions. If we are unable to extend these loans, we may be required to repay a portion of such indebtedness upon refinance. If we do not have sufficient funds to repay any portion of the indebtedness, it may be necessary to raise capital through additional debt financing, private or public offerings of debt securities or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses and potentially reducing cash flow from operating activities if the sale proceeds in excess of the amount required to satisfy the indebtedness could not be reinvested in equally profitable real property investments.

Our liquidity, including access to capital markets and financing, could be constrained by limitations in the overall credit markets, our creditworthiness and our ability to comply with covenants in our Preferred Stock instrument and Note Agreement.

Our ability to borrow under financial arrangements depends on our compliance with covenants in our Preferred Stock instrument and note agreement, dated as of April 18, 2011, as amended, by and between the Company and Essex High Income Joint Investment Vehicle, LLC (the "Note Agreement"). Among other restrictions, these agreements limit the amount of leverage we are allowed to undertake. To the extent that we are unable to maintain compliance with these and other requirements, due to one or more of the various risk factors discussed herein or otherwise, our ability to borrow, and our liquidity, would be adversely impacted.

Our borrowing costs are sensitive to fluctuations in interest rates.

While we have reduced the amount of floating rate debt over the last year, higher interest rates could increase our debt service requirements and interest expense. Currently, our floating rate debt is limited to the mortgage on the Crowne Plaza Hampton Marina, the mortgage on the Hilton Philadelphia Airport, the mortgage on the Crowne Plaza Jacksonville Riverfront and the loan to an affiliate of the Carlyle Group related to our joint venture investment in the Crowne Plaza Hollywood Beach Resort. Each of these mortgages bears interest at rates tied to the 30-day London Interbank Offered Rate ("LIBOR") and provide for minimum rates of interest. To the extent that increases in the LIBOR rate of interest cause the interest on the mortgages to exceed the minimum rates of interest, we are exposed to rising interest rates.

Our mortgage on the Crowne Plaza Hampton Marina matures over the next six months. Should we obtain new debt financing or refinance existing indebtedness, we may increase the amount of floating rate debt that currently exists. In addition, adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our shares may be delisted from the NASDAQ Global Market if the closing price for our shares is not maintained at $1.00 per share or higher.

NASDAQ imposes, among other requirements, listing maintenance standards as well as minimum bid and public float requirements. The price of our shares must trade at or above $1.00 to comply with NASDAQ's minimum bid requirement for continued listing on the NASDAQ Global Market.

If the closing price of our shares fails to meet NASDAQ's minimum bid price requirement for 30 consecutive days, or if we otherwise fail to meet all other applicable requirements of the NASDAQ Global Market, NASDAQ may make a determination to delist our shares of common stock. Any such delisting could have adverse effects by, among other things:

- Reducing the trading liquidity and market price of our common stock;
- Reducing the number of investors willing to hold or acquire our common stock, thereby restricting our ability to obtain equity financing;
- Causing an event of default under certain of our debt agreements, which could serve to accelerate the indebtedness; and
- Reducing our ability to retain, attract and motivate directors, officers and employees.

Risks Related to Our Business and Properties

If the economy falls back into a recessionary period or fails to maintain positive growth, our operating performance and financial results may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry and the general economy have traditionally been closely linked. In an economic downturn, business and leisure travelers may seek to reduce costs by limiting travel and/or reducing costs on their trips. Our hotels, which are all full-service hotels, may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. A decrease in demand for hotel stays and hotel services will negatively affect our operating revenues, which will lower our cash flow and may affect our ability to make distributions to stockholders and to maintain compliance with our loan obligations. We incurred a net loss of approximately $5.3 million for our 2012 fiscal year. A renewed economic downturn may produce continued losses. A weakening of the economy may adversely and materially affect our industry, business and results of operations and we cannot predict the severity or duration of such a downturn. Moreover, reduced revenues as a result of a weakening economy may also reduce our working capital and impact our long-term business strategy.

We are subject to risks of increased hotel operating expenses and decreased hotel revenues.

Our leases with our TRS Lessee provide for the payment of rent based in part on gross revenues from our hotels. Our TRS Lessee is subject to hotel operating risks including decreased hotel revenues and increased hotel operating expenses, including but not limited to the following:

- wage and benefit costs;
- repair and maintenance expenses;
- energy costs;
- property taxes;
- insurance costs; and
- other operating expenses.

Any increases in these operating expenses can have a significant adverse impact on our TRS Lessee's ability to pay rent and other operating expenses and, consequently, our earnings and cash flow.

In keeping with our investment strategy, we may acquire, renovate and/or re-brand hotels in new or existing geographic markets as part of our repositioning strategy. Unanticipated expenses and insufficient demand for newly repositioned hotels could adversely affect our financial performance and our ability to comply with covenants in our Preferred Stock instrument and Note Agreement and to make distributions to our stockholders.

In May 2008, we opened the Sheraton Louisville Riverside following an extensive 18-month renovation of the hotel. In addition, in April 2008 we acquired the Hampton Marina Hotel in Hampton, Virginia and subsequently renovated the property as a part of its re-branding as the Crowne Plaza Hampton Marina. In March 2009, we opened the Crowne Plaza Tampa Westshore following a 16-month renovation of the hotel. In November 2011, our property in Raleigh, North Carolina was rebranded the DoubleTree by Hilton Brownstone – University.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those properties may also be renovated and re-branded as part of a repositioning strategy. Potential customers may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand at new hotel properties, therefore, could adversely affect our financial performance and our ability to comply with covenants in our Preferred Stock instrument and Note Agreement and to make distributions to our stockholders.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel and as a result, our returns are dependent on the management of our hotels by MHI Hotels Services.

Under the terms of our management agreements with MHI Hotels Services and the REIT qualification rules, our ability to participate in operating decisions regarding the hotels is limited. We will depend on MHI Hotels Services to operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, which we refer to as RevPAR, and average daily rates, which we refer to as ADR, we may not be able to force MHI Hotels

Services to change its method of operation of our hotels. Additionally, in the event that we need to replace MHI Hotels Services or any other management companies in the future, we may be required by the terms of the applicable management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Our ability to make distributions to our stockholders is restricted by the terms of our Preferred Stock instrument and Note Agreement and is subject to fluctuations in our financial performance, operating results and capital improvements requirements.

As a REIT, we are required to distribute at least 90.0% of our REIT taxable income, excluding net capital gains, each year to our stockholders. However, several factors may make us unable to declare or pay distributions to our stockholders, including poor operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements that may be required by our franchisors.

We lease all of our hotels to our TRS Lessee. Our TRS Lessee is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. Among the factors which could cause our TRS Lessee to fail to make required rent payments are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS Lessee are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

Additionally, our ability to make distributions is constrained by the terms of our Preferred Stock instrument and Note Agreement. While our Preferred Stock instrument and Note Agreement permit the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of the distribution and we do not incur indebtedness to make the distribution, they provide additional conditions that must be met before payments in excess of the minimum distributions can be made. The Preferred Stock instrument requires a minimum liquidity position of $7.5 million as a condition to payment of a dividend on common stock. The Note Agreement further provides that the Company may make additional dividend distributions if the Company has, and will have after giving effect to such distributions, at least $10.0 million in total cash or cash equivalents. The holders of the Preferred Stock have a right to payment of a cumulative dividend payable (i) in cash at an annual rate of 10.0% and (ii) in additional shares of the preferred stock at an annual rate of 2.0% of the liquidation preference per share.

Subject to the restrictions of our Preferred Stock instrument and Note Agreement, the amount of any dividend distributions to holders of our common stock is in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. We cannot assure you that we will continue to generate sufficient cash to fund distributions.

Geographic concentration of our hotels makes our business vulnerable to economic downturns in the Mid-Atlantic and Southern United States.

Our hotels are located in the Mid-Atlantic and Southern United States. Economic conditions in the Mid-Atlantic and Southern United States significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Mid-Atlantic and Southern United States and in our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Our investment opportunities and growth prospects may be affected by competition for acquisitions.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or at all.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting. Our internal controls and financial reporting are not subject to attestation by our independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" or "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. While we have undertaken substantial work to comply with Section 404, we cannot be certain that we will be successful in maintaining adequate internal controls over our financial reporting and financial processes in the future. We may in the future discover areas of our internal controls that need improvement. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our common shares. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

Risks Related to Conflicts of Interest of Our Officers and Directors

Conflicts of interest could result in our executive officers and certain of our directors acting in a manner other than in our stockholders' best interest.

Conflicts of interest relating to MHI Hotels Services, the entity that manages the properties, and the terms of its management agreements may lead to management decisions that are not in the stockholders' best interest.

Conflicts of interest relating to MHI Hotels Services may lead to management decisions that are not in the stockholders' best interest. Certain of our officers and directors including Andrew M. Sims, our chairman and chief executive officer and Kim E. Sims, who currently serves on our board of directors, together own a substantial interest in MHI Hotels Services which manages our hotel properties. In addition, until December 2014, unless a majority of independent directors concludes otherwise, MHI Hotels Services has a right of first offer to manage hotels we acquire in the future, subject to certain exceptions, and receives substantial management fees based on the revenues and operating profit of our hotels. Our management agreements with MHI Hotels Services, including the financial terms thereof, were not negotiated on an arm's-length basis and may be less favorable to us than we could have obtained from third parties.

Our management agreements establish the terms of MHI Hotels Services' management of our hotels. Under certain circumstances, if we terminate our master management agreement as to one of the hotels, we will be required to pay MHI Hotels Services a termination fee. If we were to terminate the master management agreement with respect to all covered hotels in connection with a sale of those hotels, the aggregate termination fee would be approximately $4.1 million as of December 31, 2012. There is no termination fee for the termination of the management agreement for our Tampa property. As significant owners of MHI Hotels

Services, which would receive any management and management termination fees payable by us under the management agreement, Andrew M. Sims and Kim E. Sims may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so. In addition, Andrew M. Sims will have conflicts of interest with respect to decisions to enforce provisions of the management agreement, including any termination thereof.

There can be no assurance that provisions in our bylaws will always be successful in mitigating conflicts of interest.

Under our bylaws, a committee consisting of only independent directors must approve any transaction between us and MHI Hotels Services or its affiliates or any interested director. However, there can be no assurance that these policies always will be successful in mitigating such conflicts, and decisions could be made that might not fully reflect the interests of all of our stockholders.

Certain of our officers and directors hold units in our operating partnership and may seek to avoid adverse tax consequences, which could result from transactions that would otherwise benefit our stockholders.

Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, including Andrew M. Sims, Kim E. Sims and Edward S. Stein may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property's sale, or the timing and amount of a property's refinancing. These individuals, together with their affiliates, owned as of December 31, 2012, in the aggregate, approximately 12.0% of the outstanding units in our operating partnership. These individuals may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or they may influence us to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

Contractual obligations require us to nominate affiliates of the Sims family as two of our directors.

Pursuant to a strategic alliance agreement we entered into in December 2004, during the term of the agreement, which expires in 2014, MHI Hotels Services has a contractual right to nominate one person for election as a director, to our board of directors, and, pursuant to his employment agreement with us, Andrew M. Sims has the right to be nominated as a director. These provisions in effect provide the Sims family and their affiliates the right to nominate two of our directors. As discussed herein, such persons have conflicts of interest with our company.

Our Preferred Stock instrument grants the right for election of one of our directors.

The holders of the Company's Preferred Stock have the exclusive right, voting separately as a single class, to elect one member of the Company's board of directors. As discussed herein, such person has conflicts of interest with our Company. In addition, under certain circumstances, the holders of the Preferred Stock will be entitled to appoint a majority of the members of the board of directors.

Our tax indemnification obligations, which were not the result of arm's-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which we currently estimate to be approximately $9.2 million, and limit our operating flexibility and reduce our returns on our investments.

If we dispose of certain of our initial hotels, we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale pursuant to the tax indemnity agreements, the terms of which were not the result of arm's-length negotiations. These original contributors include Andrew M. Sims, our chairman and chief executive officer, William J. Zaiser, our former executive vice president and chief financial officer, Kim E. Sims, a current director, and Christopher L. Sims, a former director. We have agreed to pay a certain amount of a contributor's tax liability with respect to gains allocated to such contributor under Section 704(c) of the Code if we dispose of a property contributed by such contributor in a taxable transaction during a "protected period," which continues until the earlier of:

- 10 years after the contribution of such property; or
- the date on which the contributor no longer owns, in the aggregate, at least 25.0% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to a certain amount of the federal and state income tax liability a contributor incurs with respect to the gain allocated to such contributor upon such sale based on a sliding scale percentage. Specifically, we are responsible for indemnifying the contributors for 100.0% of their tax liability during the first five years after contribution and for 50.0% of their tax liability during the sixth year, and will indemnify them for: 40.0%, during the seventh year; 30.0%, during the eighth year; 20.0%, during the ninth year; and 10.0%, during the tenth year. The terms of the tax indemnity agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the protected period because of the significant obligation we would have to the contributors. Instead, we would likely hold the property for the entire protected period or seek to transfer the property in a tax-deferred like-kind exchange.

As eight years have elapsed since the properties were contributed, if we were to sell, during 2013 in a taxable transaction, the five initial hotels that were contributed to us in our initial public offering in exchange for units immediately after the closing of our initial public offering, substituting our property in Jeffersonville, Indiana for the property in Williamsburg, Virginia, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would be approximately $9.2 million and decreasing until the end of 2014 at which time the indemnification agreement expires.

Additionally, we agreed to use commercially reasonable efforts during the protected period to make available to certain contributors opportunities to guarantee liabilities of our operating partnership. By guaranteeing liabilities of the operating partnership, the contributors will be entitled to defer recognition of gain in connection with the contribution of certain hotels. As a consequence of the allocation of debt to them for tax purposes, by virtue of guaranteeing the liabilities of the operating partnership, contributors will not be deemed to have received a distribution under the applicable provisions of the Code. The obligation to guarantee opportunities available to the contributors could adversely affect our ability to acquire additional properties in the future by reducing the amount of debt that could be guaranteed by other future contributors.

Our agreements with MHI Hotels Services and its affiliates, including the contribution agreements, management agreements, strategic alliance agreement, subleases, partnership agreement of our operating partnership and employment agreements, were not negotiated on an arms' length basis and may be less favorable to us than we could have obtained from third parties.

In connection with our initial public offering, we entered into various agreements with MHI Hotels Services and its affiliates, including contribution agreements, a management agreement, a strategic alliance agreement, subleases, the partnership agreement of our operating partnership and employment agreements. In addition, we entered into separate management agreements with MHI Hotels Services relating to our Tampa, Florida, property and our joint venture for the Hollywood, Florida, property. The terms of all of these agreements were determined by our management team, who had conflicts of interest as described above and ownership interests in MHI Hotels Services and its affiliates. The terms of all of these agreements may be less favorable to us than we could have obtained from third parties.

We may realize reduced revenue because our management company may experience conflicts of interest in connection with the management of its other properties.

MHI Hotels Services may experience conflicts of interest in connection with the management of other properties located nearby in the same geographic market as our hotel properties. Currently, MHI Hotels Services manages a small city-center property in the same geographic market as one of our initial hotel properties and also manages another property in the same geographic market as a second initial hotel property. The fees that MHI Hotels Services earns for managing our properties are largely fixed under our management agreements and may be less than the fees it earns for other properties it manages or may manage in the future. Because MHI Hotels Services oversees the marketing and solicitation of individual and group business, it may have a greater financial incentive to direct prospective guests and customers to properties that we do not own.

Risks Related to the Hotel Industry

Our ability to comply with the terms of our Preferred Stock instrument and Note Agreement, our ability to make distributions to our stockholders and the value of our hotels in general, may be affected by factors in the lodging industry.

Operating Risks

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotel properties in our markets;
- over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- adverse effects of international, national, regional and local economic and market conditions;
- adverse effects of a downturn in the lodging industry; and
- risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net income of our TRS Lessee, which in turn could adversely affect the value of our hotels and our ability to comply with the terms of our Preferred Stock instrument and Note Agreement and to make distributions to our stockholders.

Competition for Acquisitions

We may compete for investment opportunities with entities that may have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we choose to prudently manage. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our stockholders.

Investment Concentration in Particular Segments of Single Industry

Our entire business is lodging-related. Therefore, a downturn in the lodging industry, in general, and the segments in which we operate, in particular, will have a material adverse effect on the value of our hotels, our financial condition and the extent to which cash may be available for distribution to our stockholders.

Capital Expenditures

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require us to make periodic capital improvements as a condition of keeping the franchise licenses. In addition, several of our mortgage lenders require that we set aside amounts for capital improvements to the secured properties on a monthly basis. While reserve requirements vary among our lenders, the amount that our lenders would have required us to set aside for capital improvements in fiscal 2012 would have been approximately $2.6 million based on a capital improvements reserve rate of 3.0% applied to our hotels' gross revenues. For the years ended December 31, 2012 and 2011, we spent approximately $2.9 million and approximately $6.0 million, respectively, on capital improvements to our hotels. Capital improvements and renovation projects may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements as well as future capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

Operating our hotels under franchise agreements could increase our operating costs and lower our net income.

Our hotels operate under franchise agreements which subject us to risks in the event of negative publicity related to one of our franchisors.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that our lessee, the management company and we follow their standards. Failure by us, our TRS Lessee or the management company to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of continuing a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise license or to operate the hotel without a franchise license. The loss of a franchise license could significantly decrease the revenues at the hotel and reduce the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition and results of operations, our ability to comply with the terms of the Preferred Stock instrument and Note Agreement and reduce our cash available for distribution to stockholders.

Hotel re-development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire hotel properties from time to time as suitable opportunities arise, taking into consideration general economic conditions, and seek to re-develop or reposition these hotels. Redevelopment of hotel properties involves a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- financing; and
- governmental restrictions on the nature or size of a project.

We cannot assure you that any re-development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. In addition, several of our mortgage lenders require that we set aside annual amounts for capital improvements to the secured property. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90.0% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. As a result, our ability to fund significant capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund any significant investments or capital improvements, but due to the recent recession and disruption of capital markets, these sources of funds may not yet be available to us on reasonable terms and conditions. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limit the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, such as Hurricane Katrina in New Orleans in August 2005, losses from foreign terrorist activities such as those on September 11, 2001, or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be economically insurable. We do not intend to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to comply with our covenants and to pay distributions to stockholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to comply with the terms of our Preferred Stock instrument and Note Agreement and to make distributions to our stockholders could be adversely affected.

Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

The hotel properties that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. Contingent or unknown liabilities with respect to entities or properties acquired might include:

- liabilities for environmental conditions;
- losses in excess of our insured coverage;
- accrued but unpaid liabilities incurred in the ordinary course of business;
- tax, legal and regulatory liabilities;
- claims of customers, vendors or other persons dealing with the Company's predecessors prior to our formation or acquisition transactions that had not been asserted or were unknown prior to the Company's formation or acquisition transactions; and
- claims for indemnification by the general partners, officers and directors and others indemnified by the former owners of our properties.

In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will likely seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Future terrorist activities may adversely affect, and create uncertainty in, our business.

Terrorism in the United States or elsewhere could have an adverse effect on our business, although the degree of impact will depend on a number of factors, including the U.S. and global economies and global financial markets. Previous terrorist attacks in the United States and subsequent terrorism alerts have adversely affected the travel and hospitality industries over the past several years. Such attacks, or the threat of such attacks, could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties and/or our results of operations and financial condition, as a whole.

We face risks related to pandemic diseases, which could materially and adversely affect travel and result in reduced demand for our hotels.

Our business could be materially and adversely affected by the effect of a pandemic disease on the travel industry. For example, the outbreaks of SARS and avian flu in 2003 had a severe impact on the travel industry, and the outbreaks of H1N1 flu threatened to have a similar impact. A prolonged recurrence of SARS, avian flu, H1N1 flu or another pandemic disease also may result in health or other government authorities imposing restrictions on travel. Any of these events could result in a significant drop in demand for our hotels and adversely affect our financial conditions and results of operations.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the cost and terms of debt financing;
- absence of liquidity in credit markets which limits the availability and amount of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disasters such as Hurricane Katrina in New Orleans in August 2005, which may result in uninsured losses, and acts of war or terrorism, including the consequences of terrorist acts, such as those that occurred on September 11, 2001.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to comply with the terms of our Preferred Stock instrument and Note Agreement and to pay distributions to stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or the management company and others if property damage or health concerns arise and could harm our reputation.

Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to our stockholders.

Each of our hotel properties is subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected and the market price of our common shares could decline.

Risks Related to Our Organization and Structure

Our ability to effect a merger or other business combination transaction may be restricted by our operating partnership agreement.

In the event of a change of control of our company, the limited partners of our operating partnership will have the right, for a period of 30 days following the change of control event, to cause the operating partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement. This cash redemption right may make it more unlikely or difficult for a third party to propose or consummate a change of control transaction, even if such transaction were in the best interests of our stockholders.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

Aggregate Share and Common Share Ownership Limits

Our charter provides that no person may directly or indirectly own more than 9.9% of the value of our outstanding shares of capital stock or more than 9.9% of the number of our outstanding shares of common stock. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their interest. Our board of directors has discretion to waive that ownership limit if, including other considerations, the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

Authority to Issue Stock

Our amended and restated charter authorizes our board of directors to issue up to 49,000,000 shares of common stock and up to 1,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest. We will be able to issue additional shares of common or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10.0% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future. Our board of directors has the exclusive power to amend our bylaws.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

Provisions in our executive officers' employment agreements and the strategic alliance agreement may make a change of control of our company more costly or difficult.

Our employment agreements with Andrew M. Sims, our chief executive officer, David R. Folsom, our president and chief operating officer, and Anthony E. Domalski, our chief financial officer, contain provisions providing for substantial payments to these officers in the event of a change of control of our company. Specifically, if we terminate these executive's employment without cause or the executive resigns with good reason, which includes a failure to nominate Andrew M. Sims to our board of directors or his involuntary removal from our board of directors, unless for cause or by vote of the stockholders, or if there is a change of control, each of these executives is entitled to the following:

- any accrued but unpaid salary and bonuses;
- vesting of any previously issued stock options and restricted stock;
- payment of the executive's life, health and disability insurance coverage for a period of five years following termination;
- any unreimbursed expenses; and
- a severance payment equal to three times for Andrew M. Sims', David R. Folsom's and Anthony E. Domalski's respective combined salary and actual bonus compensation for the preceding fiscal year.

In addition, these executives will receive additional payments to compensate them for the additional taxes, if any, imposed on them under Section 4999 of the Code by reason of receipt of excess parachute payments. We will not be able to deduct any of the above amounts paid to the executives for tax purposes.

These provisions may make a change of control of our company, even if it is in the best interests of our stockholders, more costly and difficult and may reduce the amounts our stockholders would receive in a change of control transaction.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

In order to maintain our REIT qualification, we cannot be closely held (i.e., more than 50.0% in value of our outstanding stock cannot be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year (other than the first year for which a REIT election is made)). To preserve our REIT qualification, our charter contains a 9.9% aggregate share ownership limit and a 9.9% common share ownership limit. Generally, any shares of our stock owned by affiliated persons will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

If anyone transfers shares in a way that would violate the aggregate share ownership limit or the common share ownership limit, or prevent us from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or fails to preserve our continued qualification as a REIT, then we will consider the initial intended transfer to be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the aggregate share ownership limit, the common share ownership limit or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

The board of directors' revocation of our REIT status without stockholder approval may decrease our stockholders' total return.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

The ability of our board of directors to change our major corporate policies may not be in your best interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

We do not have the ability to control the sale of any hotel properties acquired through our joint venture program with Carlyle.

We own, through our joint venture program with Carlyle, a 25.0% indirect noncontrolling interest in the Crowne Plaza Hollywood Beach Resort. Carlyle controls all major decisions relating to this investment, including, but not limited to, the sale of the property. We will not be able to control the timing and terms and conditions of sale of our interest in the Crowne Plaza Hollywood Beach Resort.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a joint venture partners' financial condition and disputes between our joint venture partners and us.

In August 2007, we purchased a 25.0% indirect, noncontrolling interest in the Crowne Plaza Hollywood Beach Resort through a joint venture with Carlyle. Carlyle owns a 75.0% controlling interest in the joint venture and is in a position to exercise sole decision-making authority regarding the property including, but not limited to, the method and timing of disposition of the property.

We may co-invest in the future with Carlyle or other third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Partners or joint venture partners may have economic or other business interests or goals, which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we, nor the partner or joint venture partner, would have full control over the partnership or joint venture. Disputes between us and partners or joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or joint venture partners. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or joint venture partner in which case we may be liable in the event such party defaults on its guaranty obligation.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our chairman and chief executive officer, Andrew M. Sims; our president and chief operating officer, David R. Folsom; and our chief financial officer, Anthony E. Domalski, to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

Federal Income Tax Risks

The federal income tax laws governing REITs are complex.

We intend to operate in a manner that will maintain our qualification as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. We have not applied for or obtained a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can continue to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. We are not aware, however, of any pending tax legislation that would adversely affect our ability to qualify as a REIT.

Failure to make distributions could subject us to tax.

In order to maintain our qualification as a REIT, each year we must pay out to our stockholders in distributions at least 90.0% of our REIT taxable income, excluding net capital gain. To the extent that we satisfy this distribution minimum, but distribute less than 100.0% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. Our Preferred Stock instrument and Note Agreement allow us to distribute the minimum amount necessary for us to maintain our qualification as a REIT provided that we meet certain conditions, including a requirement that no event of default exists. Our only source of funds to make these distributions comes from rent and dividends we receive from our TRS Lessee, which in turn receives revenues from hotel operations. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. The resulting tax liability might cause us to borrow funds, liquidate some of our investments or take other steps that could negatively affect our operating results in order to pay any such tax. Unless we are entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our qualification. If we lost our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to our stockholders, and any distributions that we do make will not be deductible by us. This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

Failure to qualify as a REIT may cause us to reduce or eliminate distributions to our stockholders, and we may face increased difficulty in raising capital or obtaining financing.

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any distributions to our stockholders in order to satisfy our income tax liabilities. Any distributions that we do make to our stockholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits. This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced. In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

MHI Holding and our TRS Lessee increase our overall tax liability.

MHI Holding and our TRS Lessee are subject to federal and state income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS Lessee, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS Lessee will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS Lessee is available for distribution to us.

We will incur a 100.0% excise tax on transactions with MHI Holding and our TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by our TRS Lessee to us exceeds an arm's-length rental amount, such amount potentially will be subject to this excise tax. We intend that all transactions between us and MHI Holding and our TRS Lessee will be conducted on an arm's-length basis and, therefore, that the rent paid by our TRS Lessee to us will not be subject to this excise tax.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

- we will be required to pay tax on undistributed REIT taxable income;
- we may be required to pay "alternative minimum tax" on our items of tax preference;

- if we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate;
- if we sell a property in a "prohibited transaction," our gain from the sale would be subject to a 100.0% penalty tax. A "prohibited transaction" would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business; and
- MHI Holding is a fully taxable corporation and is required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from our operating partnership, net of the operating expenses for such hotels and rent payments to us.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To maintain qualification as a REIT, we must ensure that at the end of each calendar quarter at least 75.0% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25.0% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect. In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

The federal income tax laws governing REITs, or the administrative interpretations of those laws, may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect us or could adversely affect you as a stockholder. Under recently-enacted legislation, "qualified dividends," which include dividends from domestic C corporations that are paid to non-corporate stockholders, are subject to a reduced rate of tax of 15.0% or 20.0% depending on the taxable income of a non-corporate stockholder and whether such taxable income exceeds certain thresholds. Because REITs generally do not pay corporate-level taxes as a result of the dividends paid deduction to which they are entitled, dividends from REITs generally are not treated as qualified dividends and thus do not qualify for a reduced tax rate. Non-corporate investors could view an investment in non-REIT corporations as more attractive than an investment in REITs because the dividends they would receive from non-REIT corporations would be subject to lower tax rates.

If our operating partnership fails to qualify as a partnership for federal income tax purposes, we could cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will continue to qualify to be treated as a partnership for U.S. federal income tax purposes. As a partnership, our operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of the operating partnership's income. We cannot assure you, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of our operating partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Our failure to qualify as a REIT would have serious adverse consequences to our stockholders.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2004. We believe we have operated so as to qualify as a REIT under the Code and believe that our current organization and method of operation comply with the rules and regulations promulgated under the Code to enable us to continue to qualify as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex sections of the Code for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, we must satisfy a 75% gross income test pursuant to Code Section 856(c)(3) and a 95% gross income test pursuant to Code Section 856(c)(2) each taxable year. In addition, we must pay dividends to our stockholders aggregating annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis. While historically we have satisfied the distribution requirement discussed above by making cash distributions to our stockholders, we may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, our stock. For distributions with respect to taxable years ending on or before December 31, 2011, and in some cases declared as late as December 31, 2012, recent IRS guidance allows us to satisfy up to 90% of this distribution requirement through the distribution of shares of our stock, if certain conditions are met. The provisions of the Code and applicable Treasury regulations regarding qualification as a REIT are more complicated in our case because we hold our assets through the operating partnership.

In the future we may choose to pay dividends in our stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are partially payable in cash and partially payable in our stock. Under IRS guidance, up to 90% of any such taxable dividend with respect to calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, could be payable in our stock if certain conditions are met. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

If our TRS Lessee does not qualify as a taxable REIT subsidiary, or if the hotel management company does not qualify as an "eligible independent contractor," we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We currently lease substantially all of our hotels to our TRS Lessee, and expect to continue to do so. So long as our TRS Lessee qualifies as a taxable REIT subsidiary, it will not be treated as a "related party tenant" with respect to our properties that are managed by an independent hotel management company that qualifies as an "eligible independent contractor." We believe that our TRS Lessee will continue to qualify to be treated as a taxable REIT subsidiary for federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS Lessee for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying our TRS Lessee from treatment as a taxable REIT subsidiary, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to be qualifying income for purposes of the two gross income tests. If we failed to meet any of the asset or gross income tests, we would likely lose our REIT qualification for federal income tax purposes.

Additionally, if the hotel management company does not qualify as an "eligible independent contractor," we would fail to qualify as a REIT. Each hotel management company that enters into a management contract with our TRS Lessee must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by our TRS Lessee to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own, directly or through its shareholders, more than 35% of our outstanding shares, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex. Although we intend to monitor ownership of our shares by the hotel management company and their owners, there can be no assurance that these ownership levels will not be exceeded.

Foreign investors may be subject to U.S. tax on the disposition of our stock if we do not qualify as a "domestically controlled" REIT.

A foreign person disposing of a "U.S. real property interest," which includes stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") on the gain recognized on the disposition. Additionally, the transferee will be required to withhold 10% on the amount realized on the disposition. This 10% is creditable against the U.S. federal income tax liability of the foreign transferor in connection with such transferor's disposition of our stock FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled" (i.e., less than 50% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence). We cannot be sure that we will qualify as a "domestically controlled" REIT. If we do not so qualify, gain realized by foreign investors on a sale of our stock would be subject to U.S. income and withholding tax under FIRPTA, unless our stock were traded on an established securities market and a foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding stock.

Investors may be subject to a 3.8% tax on net investment income derived with respect to our stock.

Beginning in 2013, a new 3.8% tax will be imposed on the "net investment income" (i.e., interest, dividends, capital gains, annuities, and rents that are not derived in the ordinary course of a trade or business) of individuals with income exceeding $200,000 ($250,000 if married filing jointly or $125,000 if married filing separately), and of estates and trusts. Prospective investors should consult with their independent advisors as to the applicability of this new tax to an investment in our stock in light of such investors' particular circumstances.

Foreign investors will be subject to U.S. withholding tax on the receipt of ordinary dividends on our stock.

The portion of dividends received by a foreign investor payable out of our current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the foreign investor will generally be treated as ordinary income and will be subject to U.S. withholding tax at the rate of 30%. This 30% withholding tax may be reduced by an applicable income tax treaty. Proposed FATCA regulations were recently issued by the IRS that are complex and considerable in length. Foreign investors should consult with their independent advisors as to the U.S. withholding tax consequences to such investors with respect to their investment in our stock in light of their particular circumstances.

Foreign investors may be subject to U.S. withholding tax under the "Foreign Account Tax Compliance Act" on the receipt of ordinary dividends on our stock, as well as on the gross proceeds from the disposition of their shares of our stock.

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was enacted in the United States. The HIRE Act includes provisions known as the Foreign Account Tax Compliance Act ("FATCA") that generally impose a 30% U.S. withholding tax on "withholdable payments," which consist of (i) U.S.-source dividends, interest, rents and other "fixed or determinable annual or periodical income" paid after December 31, 2013 and (ii) certain U.S.-source gross proceeds paid after December 31, 2016 to (a) "foreign financial institutions" unless they enter into an agreement with the IRS to collect and disclose to the IRS information regarding their direct and indirect U.S. owners and (b) "non-financial foreign entities" (i.e., foreign entities that are not foreign financial institutions) unless they certify certain information regarding their direct and indirect U.S. owners. Final regulations under FATCA were issued by the IRS on January 17, 2013. FATCA does not replace the existing U.S. withholding tax regime. However, the FATCA regulations contain coordination provisions to avoid double withholding on U.S.-source income. A "foreign financial institution" is broadly defined and includes foreign entities that are engaged (or hold themselves out as being engaged) primarily in the business of investing, reinvesting or trading in securities, partnership interests or commodities, or any interests in such securities, partnership interests or commodities.

A foreign investor that receives ordinary dividends on our stock or gross proceeds from a disposition of shares of our stock may be subject to FATCA withholding tax with respect to such dividends or gross proceeds.

Foreign investors will be subject to U.S. income tax on the receipt of capital gain dividends on our stock.

Under FIRPTA, distributions that we make to a foreign investor that are attributable to gains from our dispositions of U.S. real property interests ("capital gain dividends") will be treated as income that is effectively connected with a U.S. trade or business in the hands of the foreign investor. A foreign investor will be subject to U.S. federal income tax (at the rates applicable to U.S. investors) on any capital gain dividends, and will also be required to file U.S. federal income tax returns to report such capital gain dividends. Furthermore, capital gain dividends are subject to an additional 30% "branch profits tax" (which may be reduced by an applicable income tax treaty) in the hands of a foreign corporate investor.

Legislative or regulatory action could adversely affect you.

Because our operations are governed to a significant extent by the federal tax laws, new legislative or regulatory action could adversely affect our investors. You are strongly encouraged to consult with your own tax advisor with respect to the status of any legislative, regulatory or administrative developments, announcements and proposals and their potential impact on your investment in our stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

As of March 1, 2013, our portfolio consisted of the following properties:

Wholly-Owned Properties	Number of Rooms	Occupancy 2012	ADR 2012	RevPAR 2012	Occupancy 2011	ADR 2011	RevPAR 2011	Occupancy 2010	ADR 2010	RevPAR 2010
Crowne Plaza Hampton Marina, Hampton, Virginia	173	56.1%	$ 90.50	$ 50.82	61.7%	$ 88.48	$ 54.63	57.5%	$ 89.39	$51.40
Crowne Plaza Jacksonville Riverfront, Jacksonville, Florida	292	61.9%	95.72	59.25	53.2%	101.29	53.85	54.5%	100.63	54.82
Crowne Plaza Tampa Westshore, Tampa, Florida	222	70.8%	100.77	71.33	64.6%	96.82	62.58	60.7%	88.89	53.98
DoubleTree by Hilton Brownstone – University, Raleigh, North Carolina	190	67.9%	104.12	70.73	59.4%	85.87	51.02	65.5%	78.71	51.55
Hilton Philadelphia Airport, Philadelphia, Pennsylvania	331	77.0%	134.21	103.38	76.8%	128.57	98.75	78.3%	116.05	90.86
Hilton Savannah DeSoto, Savannah, Georgia	246	74.2%	132.59	98.32	75.6%	123.85	93.61	75.6%	117.52	88.84
Hilton Wilmington Riverside, Wilmington, North Carolina	272	74.0%	129.48	95.82	73.6%	124.81	91.81	70.1%	122.26	85.76
Holiday Inn Laurel West, Laurel, Maryland	207	66.9%	88.66	59.34	60.8%	89.01	54.14	61.4%	88.77	54.48
Sheraton Louisville Riverside, Jeffersonville, Indiana	180	63.2%	123.73	78.15	62.9%	118.37	74.51	63.4%	108.56	68.85
Subtotal / Weighted Average	2,113	68.9%	$114.22	$ 78.65	66.2%	$110.24	$ 72.94	66.0%	$104.42	$68.93
Joint Venture Property										
Crowne Plaza Hollywood Beach Resort, Hollywood, Florida	311	79.2%	$147.37	$116.66	79.4%	$133.29	$105.82	80.0%	$120.73	$96.53
Total	2,424									

Item 3. *Legal Proceedings*

We are not involved in any material litigation, nor to our knowledge, is any material litigation threatened against us. We are involved in routine litigation arising out of the ordinary course of business, all of which is expected to be covered by insurance, and none of which is expected to have a material impact on our financial condition or results of operations.

Item 4. *Mine Safety Disclosure*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Prior to March 11, 2008, our common stock traded on the American Stock Exchange, or AMEX, under the symbol "MDH". On March 11, 2008, we terminated our listing on the AMEX and listed our common stock on the NASDAQ® Global Market also under the symbol "MDH". The following table sets forth, for the indicated period, the high and low sales prices for the common stock, as reported on NASDAQ:

	Price Range	
	High	**Low**
Year Ended December 31, 2012		
First Quarter	$2.95	$2.23
Second Quarter	$3.80	$2.71
Third Quarter	$4.10	$3.40
Fourth Quarter	$4.10	$2.88
Year Ended December 31, 2011		
First Quarter	$3.10	$2.12
Second Quarter	$3.10	$2.30
Third Quarter	$2.98	$1.90
Fourth Quarter	$2.47	$1.92

The closing price of our common stock on the NASDAQ Global Market on March 1, 2013 was $4.29 per share.

Stockholder Information

As of March 1, 2013, there were 78 holders of record of our common stock and as of March 1, 2013, there were 2,599 beneficial owners of our common stock.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.9% of the outstanding common shares.

Dividend and Distribution Information

We elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessee may retain any after-tax earnings.

The following table sets forth our common stock dividend (distribution) payments for fiscal year 2011 to present:

Dividend Payments Date Declared	For the Quarter Ended	Date Paid	Amount per Share
July 2011	September 30, 2011	October 11, 2011	$ 0.020
October 2011	December 31, 2011	January 11, 2012	$ 0.020
January 2012	March 31, 2012	April 11, 2012	$ 0.020
April 2012	June 30, 2012	July 11, 2012	$ 0.020
July 2012	September 30, 2012	October 11, 2012	$ 0.030
October 2012	December 31, 2012	January 11, 2013	$ 0.030
January 2013	March 31, 2013	April 11, 2013	$ 0.035

In December 2008, in the interest of capital preservation and based on the expectation that the U.S. economy, and in particular the lodging industry, would continue to face declining operating trends through 2010, we amended our dividend policy and reduced the level of our cash dividend payments. Reducing and suspending our dividend during 2009 and 2010 did not jeopardize our REIT status as our 2009 distributions exceeded the minimum annual distribution requirement and operating losses in 2010 eliminated any distribution requirement for 2010. In July 2011, in part due to improving operating trends, we reevaluated our quarterly dividend policy and reinstated our quarterly common stock dividend (distribution), as outlined in the above table.

Our ability to make common stock distributions is constrained by the terms of the Preferred Stock instrument and the Note Agreement. The Preferred Stock instrument and the Note Agreement permit us to pay a dividend on our common stock subject to certain requirements, including liquidity thresholds. At present, we meet and exceed these requirements to pay a dividend on our common stock in an amount minimally necessary in order to maintain our status as a REIT. The Preferred Stock instrument requires a minimum liquidity position of $7.5 million as a condition to payment of a dividend on common stock. The Note Agreement further provides that we may make additional dividend distributions if we have, and will have after giving effect to such distributions, at least $10.0 million in total cash or cash equivalents. Up to $5.0 million in undrawn commitments under the Note Agreement may be included in calculating the liquidity requirements under the Preferred Stock instrument and the Note Agreement.

The amount of future common stock distributions will be based upon quarterly operating results, general economic conditions, requirements for capital improvements, the availability of debt and equity capital, the Code's annual distribution requirements, the terms of our Preferred Stock instrument and Note Agreement, and other factors, which our board of directors deems relevant. The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future.

The holders of the Preferred Stock have a right to payment of a cumulative dividend payable quarterly (i) in cash at an annual rate of 10.0% of the liquidation preference per share and (ii) in additional shares of the preferred stock at an annual rate of 2.0% of the $1,000 liquidation preference per share.

Item 6. *Selected Financial Data*

The following table sets forth selected historical financial data for MHI Hospitality Corporation for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The following selected historical financial data was derived from audited consolidated financial statements contained elsewhere in this Annual Report on Form 10-K. These December 31, 2012 financial statements have been audited by PBMares, LLP (formerly Witt Mares, PLC, which audited the Company's financial statements for the years ended December 31, 2011, 2010, 2009 and 2008), our independent registered public accounting firm. The audited historical financial statements include reclassifications and all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of those dates and for those periods under accounting principles generally accepted in the United States of America.

The information presented below is only a summary and does not provide all of the information contained in our consolidated financial statements, including notes thereto, and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

MHI HOSPITALITY CORPORATION
SELECTED HISTORICAL FINANCIAL DATA

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Statement of Operations					
Total Revenues	$ 87,343,220	$ 81,172,504	$ 77,382,344	$ 71,518,726	$ 70,762,732
Total Operating Expenses excluding Depreciation and Amortization	(68,376,569)	(65,807,786)	(62,451,362)	(59,224,407)	(58,810,002)
Depreciation and Amortization	(8,661,769)	(8,702,880)	(8,506,802)	(8,420,085)	(6,346,222)
Net Operating Income	10,304,882	6,661,838	6,424,180	3,874,234	5,606,509
Interest Income	16,158	14,808	22,305	41,999	72,547
Interest Expense	(12,382,146)	(10,821,815)	(10,030,517)	(9,661,871)	(6,811,460)
Other Income (Expense) – Net	(1,965,376)	(1,424,620)	546,115	(927,924)	(1,263,304)
Income Tax Benefit (Provision)	(1,301,229)	(905,455)	(214,344)	1,807,126	1,475,695
Net Loss	(5,327,711)	(6,475,243)	(3,252,261)	(3,010,587)	(920,014)
Net Loss Attributable to Noncontrolling Interest	(1,223,036)	(1,630,797)	(869,317)	(1,036,757)	(322,127)
Net Income (Loss) Attributable to the Company	$ (4,104,675)	$ (4,844,446)	$ (2,382,944)	$ (1,973,830)	$ (597,887)
Statement of Cash Flows					
Cash from Operations – net	$ 9,011,957	$ 7,550,142	$ 4,728,270	$ 3,182,605	$ 7,214,566
Cash used in Investing – net	(3,156,121)	(6,130,273)	(3,469,608)	(11,007,214)	(51,931,701)
Cash from (used in) Financing – net	(3,090,079)	(2,798)	(1,756,261)	9,595,949	42,447,582
Net Increase (Decrease) in Cash and Cash Equivalents	$ 2,765,757	$ 1,417,071	$ (497,599)	$ 1,771,340	$ (2,269,553)
Balance Sheet					
Investments in Hotel Properties – net	$176,427,904	$181,469,432	$183,898,660	$188,587,507	$154,295,611
Properties Under Development	—	—	—	—	33,101,773
Total Assets[1]	204,030,869	209,299,446	209,583,431	213,959,755	211,218,434
Line of Credit	—	25,537,290	75,197,858	75,522,858	73,187,858
Mortgage Loans	135,674,432	94,157,825	72,192,253	72,738,250	72,256,168
Redeemable Preferred Stock	14,227,650	25,353,698	—	—	—
Total Liabilities	166,698,739	165,416,203	158,775,128	160,118,529	157,442,238
Noncontrolling Interest[1]	7,390,545	8,947,405	11,867,096	15,660,933	17,461,147
Total MHI Hospitality Corporation Stockholders' Equity[1]	29,941,585	34,935,838	38,941,207	38,180,293	36,315,049
Operating Data					
Average Number of Available Rooms	2,113	2,111	2,110	2,071	1,775
Total Number of Available Room Nights	773,358	770,334	770,150	755,942	649,499
Occupancy Percentage[2]	68.9%	66.2%	66.0%	60.4%	62.0%
Average Daily Rate (ADR)[2]	$ 114.22	$ 110.24	$ 104.42	$ 107.21	$ 119.50
RevPAR[2]	$ 78.65	$ 72.94	$ 68.93	$ 64.74	$ 74.04
Additional Financial Data					
FFO[3]	$ 3,924,733	$ 2,923,539	$ 5,971,900	$ 5,997,948	$ 6,292,400
Loss Per Share	$ (0.41)	$ (0.50)	$ (0.25)	$ (0.28)	$ (0.09)

(1) As of the period end.

(2) Occupancy Percent is calculated by dividing the total daily number of rooms sold by the total daily number of rooms available. Average Daily Rate, ADR, is calculated by dividing the total daily room revenue by the total daily number of rooms sold. Revenue Per Available Room, RevPAR, is calculated by dividing the total daily room revenue by the total daily number of rooms available.

(3) Funds from Operations, FFO, is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, NAREIT. FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any noncontrolling interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required GAAP presentations, has improved the understanding of the operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company's real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Reconciliation of FFO					
Net Income (Loss)	$(5,327,711)	$(6,475,243)	$(3,252,261)	$(3,010,587)	$ (920,014)
Add Depreciation and Amortization	8,661,769	8,702,880	8,506,802	8,420,085	6,346,222
Add Equity in Depreciation on Joint Venture	590,675	567,803	546,055	545,580	545,659
Subtract Gain/Add Loss on Asset Disposal	—	128,099	171,304	42,870	320,533
Funds From Operations	$ 3,924,733	$ 2,923,539	$ 5,971,900	$ 5,997,948	$6,292,400

FFO does not represent cash generated from operating activities as determined by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered as an alternative to GAAP net income, as an indication of our financial performance, or to cash flow from operating activities as determined by GAAP, as a measure of liquidity. In addition, FFO is not indicative of funds available to fund cash needs, including the ability to make cash distributions.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a self-managed and self-administered REIT incorporated in Maryland in August 2004 to pursue opportunities primarily in the full-service, upper upscale and upscale segments of the hotel industry located in primary and secondary markets in the Mid-Atlantic and Southern United States. We commenced operations in December 2004 when we completed our initial public offering and thereafter consummated the acquisition of six initial hotel properties. Since our initial public offering, we have engaged in the following acquisitions and dispositions:

- On July 22, 2005, we acquired the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront).
- On August 10, 2006, we sold the Holiday Inn Downtown Williamsburg.
- On September 20, 2006, we acquired the Louisville Ramada Riverfront Inn, which went through an extensive renovation and re-opened in May 2008 as the Sheraton Riverside Louisville.
- On August 8, 2007, through our joint venture with Carlyle, we acquired a 25.0% indirect noncontrolling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida.
- On October 29, 2007, we acquired a hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, which went through an extensive renovation and re-opened in March 2009 as the Crowne Plaza Tampa Westshore.
- On April 24, 2008, we acquired the Hampton Marina Hotel in Hampton, Virginia, which has been renovated and was converted to the Crowne Plaza Hampton Marina in October 2008.

Our hotel portfolio currently consists of ten full-service, primarily upper upscale and upscale hotels with 2,424 rooms, which operate under well-known brands such as Hilton, Crowne Plaza, Sheraton and Holiday Inn. Nine of these hotels, totaling 2,113 rooms, are 100% owned by subsidiaries of our operating partnership (the "Operating Partnership"). We also own a 25.0% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort through a joint venture with Carlyle. As of December 31, 2012, we owned the following hotel properties:

Property	Number of Rooms	Location	Date of Acquisition
Wholly-owned			
Crowne Plaza Hampton Marina	173	Hampton, VA	April 24, 2008
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, FL	July 22, 2005
Crowne Plaza Tampa Westshore	222	Tampa, FL	October 29, 2007
Doubletree by Hilton Brownstone-University	190	Raleigh, NC	December 21, 2004
Hilton Philadelphia Airport	331	Philadelphia, PA	December 21, 2004
Hilton Savannah DeSoto	246	Savannah, GA	December 21, 2004
Hilton Wilmington Riverside	272	Wilmington, NC	December 21, 2004
Holiday Inn Laurel West	207	Laurel, MD	December 21, 2004
Sheraton Louisville Riverside	180	Jeffersonville, IN	September 20, 2006
	2,113		
Joint Venture Property			
Crowne Plaza Hollywood Beach Resort	311	Hollywood, FL	August 9, 2007
Total	2,424		

We conduct substantially all our business through our operating partnership, MHI Hospitality, L.P. We are the sole general partner of our operating partnership and we own an approximate 77.6% interest in our operating partnership, with the remaining interest being held by limited partners who were contributors of our original hotel properties and related assets.

To qualify as a REIT, we cannot operate hotels. Therefore, our Operating Partnership leases our wholly-owned hotel properties to our TRS Lessee. Our TRS Lessee has engaged MHI Hotels Services to manage our hotels. Our TRS Lessee, and its parent, MHI Hospitality TRS Holding, Inc., are consolidated into our financial statements for accounting purposes. The earnings of MHI Hospitality TRS Holding, Inc. are subject to taxation similar to other C corporations.

Key Operating Metrics

In the hotel industry, most categories of operating costs, with the exception of franchise, management, and credit card fees and the costs of the food and beverages served, do not vary directly with revenues. This aspect of our operating costs creates operating leverage, whereby changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food and beverage and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

- Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;
- Average daily rate or ADR, which is total room revenue divided by the number of rooms sold; and
- Revenue per available room or RevPAR, which is the room revenue divided by the total number of available rooms.

Results of Operations

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

The following table illustrates the key operating metrics for the years ended December 31, 2012 and 2011 for our nine wholly-owned properties ("actual properties").

	Year Ended December 31, 2012	Year Ended December 31, 2011
Occupancy %	68.9%	66.2%
ADR	$114.22	$110.24
RevPAR	$ 78.65	$ 72.94

Revenue. Total revenue for the year ended December 31, 2012 was approximately $87.3 million, an increase of approximately $6.1 million or 7.6% from total revenue for the year ended December 31, 2011 of approximately $81.2 million. Revenue increases were strongest at our DoubleTree by Hilton Brownstone – University and the Crowne Plaza Tampa Westshore properties.

Room revenues at our properties for the year ended December 31, 2012 increased approximately $4.6 million or 8.3% to approximately $60.8 million compared to room revenues for the year ended December 31, 2011 of approximately $56.2 million. The increase in room revenue was mostly attributable to increases in occupancy at our properties in Raleigh, North Carolina; Laurel, Maryland; Jacksonville, Florida and Tampa, Florida. Our recently renovated property in Raleigh, North Carolina as well as our property in Savannah, Georgia experienced significant increases in ADR as well. We expect occupancy and ADR to increase as demand continues to strengthen as the overall economy continues to improve.

Food and beverage revenues at our properties for the year ended December 31, 2012 increased approximately $1.5 million or 7.2% to approximately $22.0 million compared to food and beverage revenues for the year ended December 31, 2011 of approximately $20.5 million. Most of the increase in food and beverage revenue was attributable to increased revenues at the DoubleTree by Hilton Brownstone – University, the Holiday Inn Laurel West and the Crowne Plaza Tampa Westshore.

Other operating revenues for the year ended December 31, 2012 increased approximately $0.1 million or 1.2% to approximately $4.6 million compared to other operating revenues for the year ended December 31, 2011 of approximately $4.5 million. Higher guaranteed no-show fees and garage revenue offset a decrease in the payments received in respect of the expired Shell Island sublease.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $2.5 million or 4.1% for the year ended December 31, 2012 to approximately $64.3 million compared to hotel operating expenses for the year ended December 31, 2011 of approximately $61.8 million. Increases in expenses that vary directly with increases in revenue, such as food and beverage expense, management fees and franchise fees, accounted for more than two-thirds of the increase in hotel operating expenses.

Rooms expense at our properties for the year ended December 31, 2012 increased approximately $0.8 million or 4.9% to approximately $16.6 million compared to rooms expense of approximately $15.8 million for the year ended December 31, 2011. The increase in rooms expense was directly related to the 8.3% increase in room revenue.

Food and beverage expenses at our properties for the year ended December 31, 2012 increased approximately $0.7 million or 4.9% to approximately $14.3 million compared to food and beverage expense of approximately $13.6 million for the year ended December 31, 2011. The increase in food and beverage expense was generally attributable to the 7.2% increase in food and beverage revenue.

Indirect expenses at our properties for the year ended December 31, 2012 increased approximately $1.1 million or 3.6% to approximately $32.9 million compared to indirect expenses of approximately $31.8 million for the year ended December 31, 2011. Sales and marketing costs, franchise fees, utilities, repairs and maintenance, insurance, management fees, real and personal property taxes as well as general and administrative costs at the property level are included in indirect expenses. Most of the increase in indirect expenses related to expenses that increase proportionally with increases in occupancy and/or revenue, including management fees and franchise fees. The overall increase in indirect expenses was offset by a decrease in energy costs, the non-recurrence of costs associated with Hurricane Irene at our property in Hampton, Virginia and the expiration of the sublease at Shell Island on December 31, 2011.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2012 remained constant at approximately $8.7 million compared to depreciation and amortization expense for the year ended December 31, 2011. We expect depreciation and amortization to remain at approximately this level for the current portfolio of hotels.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2012 increased approximately $0.1 million or 1.3% to approximately $4.1 million compared to corporate general and administrative expenses of approximately $4.0 million for the year ended December 31, 2011. The absence in the current year of charges related to our aborted stock offering in 2011 was offset by higher salaries and legal fees.

Interest Expense. Interest expense for the year ended December 31, 2012 increased approximately $1.6 million or 14.4% to approximately $12.4 million compared to approximately $10.8 million of interest expense for the year ended December 31, 2011. If not for the write-off of unamortized loan costs in conjunction with the extinguishment of the credit facility in March 2012 of approximately $0.5 million, the premium paid to redeem approximately 11,514 shares of Preferred Stock in June 2012 of approximately $0.8 million and the write-off of unamortized issuance costs related to the redeemed shares of approximately $0.7 million, we would have experienced a reduction in interest expense of approximately $0.4 million.

Equity Income (Loss) in Joint Venture. Equity in the income of the joint venture was approximately $0.2 million for the year ended December 31, 2012 compared to equity in the loss of joint venture of approximately $0.1 million for the year ended December 31, 2011 and represents our 25.0% share of the net income of the Crowne Plaza Hollywood Beach Resort. The improvement was attributable to a 12.6% increase in net operating income as well as a curtailment of unrealized losses on hedging activities. For the year ended December 31, 2012, the Crowne Plaza Hollywood Beach Resort reported occupancy of 79.2%, ADR of $147.37 and RevPAR of $116.66. This compares with results reported by the hotel for the year ended December 31, 2011 of occupancy of 79.4%, ADR of $133.29 and RevPAR of $105.82.

Unrealized Loss on Warrant Derivative. The unrealized loss on the Warrant derivative for the year ended December 31, 2012 increased approximately $0.7 million or 54.8% to approximately $2.0 million compared to the unrealized loss of approximately $1.3 million for the year ended December 31, 2011. The current year loss was predominantly attributable to the increase in market price of the underlying common stock whereas the prior year loss was predominantly attributable to the modification to the Warrant agreement in December 2011 whereby the exercise price will be adjusted for any and all dividends declared and paid after December 31, 2011.

Income Tax Provision. The income tax provision for the year ended December 31, 2012 increased approximately $0.4 million or 43.7% to approximately $1.3 million compared to approximately $0.9 million for the year ended December 31, 2011. The income tax provision is primarily derived from the operations of our TRS Lessee. Our TRS Lessee realized greater operating income for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Net Loss. Net loss attributable to the Company for the year ended December 31, 2012 decreased approximately $0.7 million to approximately $4.1 million compared to net loss attributable to the Company of approximately $4.8 million for the year ended December 31, 2011 as a result of the operating results discussed above.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

The following table illustrates the key operating metrics for the years ended December 31, 2011 and 2010 for our nine wholly-owned properties ("actual properties").

	Year Ended December 31, 2011	Year Ended December 31, 2010
Occupancy %	66.2%	66.0%
ADR	$110.24	$104.42
RevPAR	$ 72.94	$ 68.93

Revenue. Total revenue for the year ended December 31, 2011 was approximately $81.2 million, an increase of approximately $3.8 million or 4.9% from total revenue for the year ended December 31, 2010 of approximately $77.4 million. Increases in revenue at the Hilton Wilmington Riverside, the Sheraton Louisville Riverside and the Crowne Plaza Tampa Westshore offset slight decreases in revenue at the Holiday Inn Laurel West and the DoubleTree by Hilton Brownstone – University.

Room revenues at our properties for the year ended December 31, 2011 increased approximately $3.1 million or 5.8% to approximately $56.2 million compared to room revenues for the year ended December 31, 2010 of approximately $53.1 million. The increase in room revenue was mostly attributable to increases in occupancy at our recently renovated properties in Jeffersonville, Indiana; Hampton, Virginia; and Tampa, Florida.

Food and beverage revenues at our properties for the year ended December 31, 2011 increased approximately $0.6 million or 2.9% to approximately $20.5 million compared to food and beverage revenues for the year ended December 31, 2010 of approximately $19.9 million. Most of the increase in food and beverage revenue was attributable to increased revenues at the Crowne Plaza Tampa Westshore and the Hilton Wilmington Riverside.

Other operating revenues for the year ended December 31, 2011 increased approximately $0.1 million or 2.6% to approximately $4.5 million compared to other operating revenues for the year ended December 31, 2010 of approximately $4.4 million. Higher guaranteed no-show fees offset decreases in pay-per-view movie revenue.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $2.7 million or 4.6% for the year ended December 31, 2011 to approximately $61.8 million compared to hotel operating expenses for the year ended December 31, 2010 of approximately $59.1 million. Increases in expenses that vary directly with increases in revenue, such as food and beverage expense, management fees and franchise fees, accounted for approximately half the increase in hotel operating expenses.

Rooms expense at our properties for the year ended December 31, 2011 increased approximately $0.7 million or 5.0% to approximately $15.8 million compared to rooms expense of approximately $15.1 million for the year ended December 31, 2010. The increase in rooms expense was directly related to the 5.8% increase in room revenue.

Food and beverage expenses at our properties for the year ended December 31, 2011 increased approximately $0.4 million or 2.8% to approximately $13.6 million compared to food and beverage expense of approximately $13.2 million for the year ended December 31, 2010. The increase in food and beverage expense was generally attributable to the 2.9% increase in food and beverage revenue.

Indirect expenses at our properties for the year ended December 31, 2011 increased approximately $1.8 million or 5.9% to approximately $31.8 million compared to indirect expenses of approximately $30.0 million for the year ended December 31, 2010. Sales and marketing costs, franchise fees, utilities, repairs and maintenance, insurance, management fees, real and personal property taxes as well as general and administrative costs at the property level are included in indirect expenses. Most of the increase in indirect expenses related to expenses that increase proportionally with increases in occupancy and/or revenue, including management fees, franchise fees and energy costs.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2011 increased approximately $0.2 million or 2.3% to approximately $8.7 million compared to depreciation and amortization expense of approximately $8.5 million for the year ended December 31, 2010.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2011 increased approximately $0.6 million or 18.8% to approximately $4.0 million compared to corporate general and administrative expenses of approximately $3.4 million for the year ended December 31, 2010 due mostly to the charge in the third quarter for fees related to our aborted stock offering.

Interest Expense. Interest expense for the year ended December 31, 2011 increased approximately $0.8 million or 7.9% to approximately $10.8 million compared to approximately $10.0 million of interest expense for the year ended December 31, 2010. The increase was the combined result of a lower effective interest rate on our line of credit in the period prior to the June 2010 amendment to the credit agreement as well as higher interest costs in the current period associated with the April 2011 issuance of Preferred Stock.

Equity Income (Loss) in Joint Venture. Equity loss in the joint venture was approximately $60.1 thousand for the year ended December 31, 2011 compared to equity income in the joint venture of approximately $17.0

thousand for the year ended December 31, 2010 and represents our 25.0% share of the net income of the Crowne Plaza Hollywood Beach Resort. A 228.4% increase in net operating income was offset by higher interest expense and unrealized losses on hedging activities. For the year ended December 31, 2011, the Crowne Plaza Hollywood Beach Resort reported occupancy of 79.4%, ADR of $133.29 and RevPAR of $105.82. This compares with results reported by the hotel for the year ended December 31, 2010 of occupancy of 80.0%, ADR of $120.73 and RevPAR of $96.53.

Unrealized Loss on Warrant Derivative. The Company recognized an unrealized loss of approximately $1.3 million on the value of the Warrant derivative issued in April 2011 to the purchasers of redeemable preferred stock. The loss predominantly was attributable to the modification to the Warrant agreement in December 2011 whereby the exercise price will be adjusted for any and all dividends declared and paid after December 31, 2011.

Income Tax Provision. The income tax provision for the year ended December 31, 2011 increased approximately $0.7 million or 321.6% to approximately $0.9 million compared to approximately $0.2 million for the year ended December 31, 2010. The income tax provision is primarily derived from the operations of our TRS Lessee. Our TRS Lessee realized greater operating income for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net Loss. Net loss attributable to the Company for the year ended December 31, 2011 increased approximately $2.4 million to approximately $4.8 million compared to net loss attributable to the Company of approximately $2.4 million for the year ended December 31, 2010 as a result of the operating results discussed above.

Sources and Uses of Cash

Operating Activities. Our principal source of cash to meet our operating requirements, including distributions to unit holders and stockholders as well as repayments of indebtedness, is the operations of our hotels. Cash flow provided by operating activities for the year ended December 31, 2012 was approximately $9.0 million. We expect that cash on hand and the net cash provided by operations will be adequate to fund the Company's operating requirements, monthly and quarterly scheduled payments of principal and interest (excluding any balloon payments due upon maturity of a debt) and the payment of dividends in accordance with federal income tax laws which require us to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income, excluding net capital gains.

Investing Activities. Approximately $2.9 million was spent during the year ended December 31, 2011 on renovations and capital improvements.

Financing Activities. On March 5, 2012, we obtained a mortgage on the Hilton Philadelphia Airport for $30.0 million and used the proceeds to extinguish the credit facility and repay a portion of the outstanding indebtedness on the $10.0 million loan agreement with Essex Equity High Income Joint Investment Vehicle, LLC (the "Note Agreement" or "Bridge Financing").

On June 18, 2012, we obtained a mortgage on the Crowne Plaza Tampa Westshore for $14.0 million and used the proceeds to repay the outstanding indebtedness on the Bridge Financing and to redeem approximately 11,514 shares of Preferred Stock.

On July 10, 2012, we obtained a $14.3 million mortgage with Fifth Third Bank on the Crowne Plaza Jacksonville Riverfront in Jacksonville, Florida and used the proceeds to repay the outstanding indebtedness on the property and to pay transaction costs.

During the year ended December 31, 2012, we paid approximately $2.5 million of scheduled principal payments toward the mortgages on our properties.

During the year ended December 31, 2012, we also paid approximately $1.1 million in deferred financing costs in relation to the mortgages discussed above.

Capital Expenditures

We anticipate that our need for recurring capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment over the next 12 to 24 months will approximate historical norms for our properties and the industry. Historically, we have aimed to maintain overall capital expenditures, except for those required by our franchisors as a condition to a franchise license or license renewal, at 4.0% of gross revenue.

We expect capital expenditures for the replacement or refurbishment of furniture, fixtures and equipment at our properties will be funded by our replacement reserve accounts, other than costs that we incur to make capital improvements required by our franchisors. Reserve accounts are escrowed accounts with funds deposited monthly and reserved for capital improvements or expenditures with respect to all of our hotels. We currently deposit an amount equal to 4.0% of gross revenue for the Hilton Savannah DeSoto, the Hilton Wilmington Riverside, the Crowne Plaza Hampton Marina and the Sheraton Louisville Riverside as well as 4.0% of room revenues for the Hilton Philadelphia Airport on a monthly basis.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of approximately $10.3 million, of which approximately $3.1 million was in restricted reserve accounts as well as real estate tax and insurance escrows. We expect that our cash on hand combined with our cash flow from our hotels should be adequate to fund continuing operations, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment, monthly and quarterly scheduled payments of principal and interest (excluding any balloon payments due upon maturity of a debt) and dividends on the Preferred Stock.

On March 5, 2012, we obtained a $30.0 million mortgage with TD Bank, N.A. on the Hilton Philadelphia Airport. The mortgage bears interest at a rate of 30-day LIBOR plus additional interest of 3.0% per annum and provides for payments of principal and interest on a monthly basis under a 25-year amortization schedule. The mortgage's maturity date is August 30, 2014, with an extension option until March 1, 2017, contingent upon the extension or replacement of the Hilton Worldwide license agreement. Proceeds of the mortgage were used to extinguish our indebtedness under the then-existing credit facility, prepay a portion of our indebtedness under the Bridge Financing and for working capital. With this transaction, our syndicated credit facility was extinguished and our Crowne Plaza Tampa Westshore hotel was released therefrom.

In June 2012, we obtained a $14.0 million mortgage with C1 Bank on the Crowne Plaza Tampa Westshore in Tampa, Florida. The proceeds of the loan were used to repay the outstanding indebtedness on the Bridge Financing as well as redeem approximately 45.0% of the outstanding shares of Preferred Stock.

In June 2012, we extended the maturity of the mortgage on the Crowne Plaza Hampton Marina until June 2013. At that time, we intend to refinance the outstanding mortgage indebtedness with a 5-year term. If we are unable to obtain such financing on favorable terms, we may be required to reduce the mortgage balance by an amount up to $1.0 million or may seek to secure an additional one-year extension of the existing mortgage indebtedness with the current lender.

In July 2012, we obtained a $14.3 million mortgage on the Crowne Plaza Jacksonville Riverfront. The maturity date is July 10, 2015, but may be extended for an additional year pursuant to certain terms and conditions. The mortgage contains an "earn-out" feature which allows us to draw up to an additional $3.0 million provided the property satisfies certain debt service coverage and loan-to-value requirements. Should we be able to draw the additional proceeds, we are required, under the terms of the Preferred Stock instrument, to use such proceeds to repurchase outstanding shares of Preferred Stock.

We will need to, and plan to, renew, replace or extend our long-term indebtedness prior to their respective maturity dates. We are uncertain whether we will be able to refinance these obligations or if refinancing terms will be favorable. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms. To the extent we cannot repay our outstanding debt, we risk losing some or all of these properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

We believe the recovering economy will provide opportunities to acquire properties at attractive prices. However, with the constraints of the covenants in our Preferred Stock instrument and Note Agreement, we have limited, if any, ability to incur additional debt in order to take advantage of such opportunities. Given the potential for attractive acquisitions emerging from the recent economic downturn, we intend to pursue additional joint venture transactions and equity financing in the future to enable us to take advantage of such opportunities. However, should additional joint venture transactions and equity financing not be available on acceptable terms, we may not be able to take advantage of such opportunities.

Beyond the funding of any required principal reduction on our existing indebtedness or acquisitions in the near-term, our medium and long-term capital needs will generally include the retirement of maturing mortgage debt, redemption of the Preferred Stock, repayment of draws under the Bridge Financing, if any, and obligations under our tax indemnity agreements, if any. We remain committed to maintaining a flexible capital structure. Accordingly, we expect to meet our long-term liquidity needs through a combination of some or all the following:

- The issuance of additional shares of preferred stock;
- The issuance of additional shares of our common stock;
- The issuance of additional units in the Operating Partnership;
- The incurrence by the subsidiaries of the Operating Partnership of mortgage indebtedness in connection with the acquisition or refinancing of hotel properties;
- The selective disposition of core or non-core assets;
- The sale or contribution of some of our wholly-owned properties, development projects or development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contribution; or
- The issuance by the Operating Partnership and/or subsidiary entities of secured and unsecured debt securities to the extent permitted by our Preferred Stock instrument and Note Agreement.

Mortgage Debt

We have approximately $135.7 million of outstanding mortgage debt. The following table sets forth the mortgage debt outstanding at December 31, 2012:

Property	Principal Balance as of December 31, 2012	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
	(In thousands)				
Crowne Plaza Hampton Marina	$ 7,560	None	LIBOR + 4.55%[1]	06/2013	16[2]
Crowne Plaza Jacksonville Riverfront	14,135	None	LIBOR + 3.00%	07/2015[3]	25 years
Crowne Plaza Tampa Westshore	13,872	None	5.60%	06/2017	25 years
DoubleTree by Hilton Brownstone – University	7,817	Yes[4]	5.25%	10/2016[5]	25 years
Hilton Philadelphia Airport	29,503	None	LIBOR + 3.00%[6]	08/2014[7]	25 years
Hilton Savannah DeSoto	22,051	Yes[8]	6.06%	07/2017	25 years[9]
Hilton Wilmington Riverside	21,417	Yes[8]	6.21%	03/2017	25 years[10]
Holiday Inn Laurel	7,300	Yes[11]	5.25%[12]	08/2021	25 years
Sheraton Louisville Riverside	12,019	[13]	6.24%	01/2017	25 years
Total	$135,674				

(1) The note bears a minimum interest rate of 5.00%.

(2) The Company is required to make monthly principal payments of $16,000 as well as quarterly principal payments of $200,000 each on July 1, 2012, October 1, 2012, January 1, 2013 and April 1, 2013.

(3) The note provides that the mortgage can be extended until July 2016 if certain conditions have been satisfied.

(4) The note may be partially prepaid to a maximum of 20% of the original loan amount without penalty. Prepayment greater than 20% of the original loan amount can be made with penalty until 180 days before the original maturity or as extended maturity, if applicable.

(5) The note provides that after five years, the mortgage can be extended if certain conditions have been satisfied for additional five year period at a rate of 3.00% per annum plus the then-current five-year U.S. Treasury rate of interest.

(6) The note bears a minimum interest rate of 3.50%.

(7) The note provides that the mortgage can be extended until March 2017 if certain conditions have been satisfied.

(8) The notes may not be prepaid during the first six years of the terms. Prepayment can be made with penalty thereafter until 90 days before maturity.

(9) The note provided for payments of interest only until August 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in July 2017.

(10) The note provided for payments of interest only until March 2009 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in March 2017.

(11) Pre-payment can be made with penalty until 180 days before the fifth anniversary of the commencement date of the loan or from such date until 180 days before the maturity.

(12) The note provides that after five years, the rate of interest will adjust to a rate of 3.00% per annum plus the then-current five-year U.S. Treasury rate of interest, with a floor of 5.25%.

(13) With limited exception, the note may not be prepaid until two months before maturity.

Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2012, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

Contractual Obligations	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage loans, including interest	$162,816	$17,111	$59,156	$78,955	$7,594
Redeemable preferred stock, including dividends	20,385	1,425	2,939	16,021	—
Other loans, including interest	4,249	147	4,102	—	—
Ground, building, office and equipment leases	1,344	502	651	191	—
Totals	$188,794	$19,185	$66,848	$95,167	$7,594

In connection with the acquisition of our six initial hotel properties, we entered into tax indemnity agreements that require us to indemnify the contributors of our initial properties against tax liabilities in the event we sell those properties in a taxable transaction during a 10-year period. Such indemnification obligations could result in aggregate payments of approximately $9.2 million and decreasing until the end of 2014 at which time the indemnification agreement expires. Our obligations under the tax indemnity agreements may effectively preclude us from selling or disposing of certain of the initial hotels in taxable transactions or reducing our consolidated indebtedness below approximately $11.0 million.

Off Balance Sheet Arrangements. Through a joint venture with a Carlyle subsidiary, we own a 25.0% indirect, noncontrolling interest in an entity (the "JV Owner") that acquired the 311-room Crowne Plaza Hollywood Beach Resort in Hollywood, Florida. We have the right to receive a pro rata share of operating surpluses and we have an obligation to fund our pro rata share of operating shortfalls. We also have the opportunity to earn an incentive participation in the net proceeds realized from the sale of the hotel based upon the achievement of certain overall investment returns, in addition to our pro rata share of net sale proceeds. The Crowne Plaza Hollywood Beach Resort is leased to another entity (the "Joint Venture Lessee") in which we also own a 25.0% indirect, noncontrolling interest.

The acquisition of the property was funded in part by a mortgage loan in the amount of $57.6 million. The mortgage, which had an original two-year term maturing on August 1, 2009, was restructured on June 13, 2008 so that the first $35.6 million bore interest at a rate of LIBOR plus additional interest of 0.98%. The remaining $22.0 million bore a rate of LIBOR plus additional interest of 3.50%. Upon that restructure, a fourth entity, in which we own a 25.0% indirect noncontrolling interest, purchased the $22.0 million junior participation for $19.0 million. The loan had been extended for one year and was modified in August 2010 to extend the maturity date to August 2014, require monthly payments of interest at a rate of LIBOR plus additional interest of 1.94% and require annual principal payments of $0.5 million. In conjunction with the loan modification, the joint venture made an additional $1.5 million payment of principal and executed an interest-rate swap with a notional amount and maturity tied to the projected outstanding balance and maturity date of the loan. The Crowne Plaza Hollywood Beach Resort secures the mortgage.

Carlyle owns a 75.0% controlling interest in the JV Owner, the Joint Venture Lessee, the entity with the purchase option and the entity that held the junior participation. Carlyle may elect to dispose of the Crowne Plaza Hollywood Beach Resort without our consent. We account for our noncontrolling 25.0% interest in all of these entities under the equity method of accounting.

Distributions to Common Stockholders. We have elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income, (excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessee may retain any after-tax earnings.

The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to make distributions is constrained by the Preferred Stock instrument and the Note Agreement. While they permit the minimum distributions that allow us to maintain our status as a REIT, they provide timing restrictions and conditions that must be met before such distributions can be made. Provided certain additional conditions are satisfied, dividends in excess of the minimum amount may be made.

Inflation

We generate revenues primarily from lease payments from our TRS Lessee and net income from the operations of our TRS Lessee. Therefore, we rely primarily on the performance of the individual properties and the ability of the management company to increase revenues and to keep pace with inflation. Operators of hotels, in general, possess the ability to adjust room rates daily to keep pace with inflation. However, competitive pressures at some or all of our hotels may limit the ability of the management company to raise room rates.

Our expenses, including hotel operating expenses, administrative expenses, real estate taxes and property and casualty insurance are subject to inflation. These expenses are expected to grow with the general rate of inflation, except for energy, liability insurance, property and casualty insurance, property tax rates, employee benefits, and some wages, which are expected to increase at rates higher than inflation.

Seasonality

The operations of our hotel properties have historically been seasonal. The months of April and May are traditionally strong, as is October. The periods from mid-November through mid-February are traditionally slow with the exception of the Crowne Plaza Jacksonville Riverfront, the Crowne Plaza Tampa Westshore and our joint venture property, the Crowne Plaza Hollywood Beach Resort. The remaining months are generally good, but can be impacted by bad weather and can vary significantly.

Geographic Concentration

Our hotels are located in Florida, Georgia, Indiana, Maryland, North Carolina, Pennsylvania and Virginia.

Competition

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, ADR and RevPAR of our hotels or at hotel properties acquired in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price, are the principal competitive factors affecting our hotels.

Critical Accounting Policies

The critical accounting policies are described below. We consider these policies critical because they involve difficult management judgments and assumptions, are subject to material change from external factors or are pervasive, and are significant to fully understand and evaluate our reported financial results.

Investment in Hotel Properties. Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over an estimated useful life of 3-39 years for buildings and improvements and 3-10 years for furniture and equipment. In accordance with generally accepted accounting principles, the controlling interests in hotels comprising our accounting predecessor, MHI Hotels Services Group, and noncontrolling interests held by the controlling holders of our accounting predecessor in hotels acquired from third parties are recorded at historical cost basis. Noncontrolling interests in those entities that comprise our accounting predecessor and the interests in hotels, other than those held by the controlling members of our accounting predecessor, acquired from third parties are recorded at fair value at the time of acquisition.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operating activities and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the related hotel property's estimated fair market value is recorded and an impairment loss is recognized.

There have been no charges for impairment of hotel properties recorded in 2012, 2011 or 2010.

We estimate the fair market values of our properties through cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and expected proceeds from ultimate disposition. These cash flow analyses are based upon significant management judgments and assumptions including revenues and operating costs, growth rates and economic conditions at the time of ultimate disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected net operating income before depreciation and eliminating non-recurring operating expenses, which is a non-GAAP operational measure, and deduct expected capital expenditure requirements. We then apply growth assumptions based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are determined as a matter of management's business judgment based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's operations and fair market value could be significantly different from the estimated results and value used in our analysis.

Revenue Recognition. Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If we determine that amounts are uncollectible, which would generally be the result of a customer's bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

Income Taxes. We record a valuation allowance to reduce deferred tax assets to an amount that we believe is more likely than not to be realized. Because of expected future taxable income of our TRS Lessee, we have not recorded a valuation allowance to reduce our net deferred tax asset as of December 31, 2012. Should our estimate of future taxable income be less than expected, we would record an adjustment to the net deferred tax asset in the period such determination was made.

Recent Accounting Pronouncements

For a summary of recently adopted and newly issued accounting pronouncements, please refer to the *Recent Accounting Pronouncements* section of Note 2, *Summary of Significant Accounting Policies,* in the Notes to Consolidated Financial Statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in fair value or future earnings that could occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we will borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. In August 2006, we purchased an interest-rate swap with a notional amount of $30.0 million in order to comply with the terms of our then-existing credit agreement. In June 2010, we replaced the interest-rate swap with another interest-rate swap with a notional amount of $30.0 million which expired in May 2011. From time to time we may enter into other interest rate hedge contracts such as collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue derivative contracts for trading or speculative purposes.

As of December 31, 2012, we had approximately $98.7 million of fixed-rate debt and approximately $55.2 million of variable-rate debt. The weighted-average interest rate on the fixed-rate debt was 6.78%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR. However, to the extent that 30-day LIBOR does not exceed the 30-day LIBOR floors on the mortgages on the Crowne Plaza Hampton Marina and the Hilton Philadelphia Airport of 0.45% and 0.50%, respectively, a portion of our variable-rate debt would not be exposed to changes in interest rates. Assuming that the amount outstanding on our mortgage on the Crowne Plaza Hampton Marina, the mortgage on the Hilton Philadelphia Airport, the mortgage on the Crowne Plaza Jacksonville Riverfront and the loan from the Carlyle Affiliate Lender remain at approximately $55.2 million, the balance at December 31, 2012, the impact on our annual interest incurred and cash flows of a one percent increase in 30-day LIBOR would be approximately $467,000.

As of December 31, 2011, we had approximately $116.4 million of fixed-rate debt and approximately $38.0 million of variable-rate debt. The weighted-average interest rate on the fixed-rate debt was 7.66%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR, but would be limited to the effect on our mortgage on the Crowne Plaza Hampton Marina – to the extent that 30-day LIBOR exceeds 0.45% – as well as the loan from the Carlyle Affiliate Lender and the balance on the then-existing credit facility. Assuming that the amount outstanding on our mortgage on the Crowne Plaza Hampton Marina, the loan from the Carlyle Affiliate Lender and the amount outstanding under our then-existing credit facility remain at approximately $38.0 million, the balance at December 31, 2011, the impact on our annual interest incurred and cash flows of a one percent increase in 30-day LIBOR would be approximately $367,000.

Item 8. ***Financial Statements and Supplementary Data***

See Index to Financial Statements and Financial Statement Schedules on page F-1.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Witt Mares, PLC ("Witt Mares") was the Company's independent registered public accounting firm for the 2012 fiscal year. The Company was notified by Witt Mares that Witt Mares entered into a business combination with the accounting firm of PBGH, LLP. In connection with the business combination, Witt Mares is succeeded by a newly created entity, PBMares, LLP ("PBMares"), which separately is registered with the Public Company Accounting Oversight Board. As a result of the business combination and in accordance with applicable Securities and Exchange Commission rules related to business combinations of independent registered public accounting firms, on January 21, 2013, Witt Mares resigned as the Company's independent registered public accounting firm. Our audit committee engaged PBMares, the successor accounting firm, as its independent registered public accounting firm effective January 21, 2013. The Company's audit engagement team did not change as a result of the business combination.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, under the supervision and participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act), as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective and designed to ensure that (i) information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and instructions, and (ii) information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, within MHI Hospitality Corporation have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness over internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.* Our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" or "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Changes in Internal Control over Financial Reporting

There was no change in MHI Hospitality Corporation's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during MHI Hospitality Corporation's last fiscal quarter that materially affected, or is reasonably likely to materially affect, MHI Hospitality Corporation's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

The information required by Items 10-14 is incorporated by reference to our proxy statement for the 2013 annual meeting of stockholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report).

Item 10. *Directors, Executive Officers and Corporate Governance*

The Company adopted a code of business conduct and ethics, including a conflicts of interest policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller performing similar functions. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. A copy of the Company's Code of Business Conduct is posted on the Company's external website at www.mhihospitality.com. The Company intends to post to its website any amendments to or waivers of its code.

Information on our directors is incorporated by reference to the sections captioned "Proposal I—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our 2013 Proxy Statement.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the section captioned "Director and Executive Compensation" contained in our 2013 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of our 2013 Proxy Statement.

(b) SECURITY OWNERSHIP OF MANAGEMENT

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of our 2013 Proxy Statement.

(c) CHANGES IN CONTROL

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information required by this item is incorporated herein by reference to the section captioned "Director and Executive Compensation – Equity Compensation Plan Information" of our 2013 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the sections captioned "Certain Relationships and Related Transactions" and "Proposal I – Election of Directors" in our 2013 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the section captioned "Proposal II – Ratification of Appointment of Accountants" in our 2013 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

The following exhibits are filed as part of this Form 10-K:

Exhibits

3.1 Articles of Amendment and Restatement of MHI Hospitality Corporation.(1)

3.3 Amended and Restated Agreement of Limited Partnership of MHI Hospitality, L.P.(2)

3.4 Articles Supplementary of MHI Hospitality Corporation(3)

3.5 Amended and Restated Bylaws of MHI Hospitality Corporation(3)

3.6 Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of MHI Hospitality, L.P.(3)

4. Form of Common Stock Certificate.(2)

4.2 Warrant, dated as of April 18, 2011, by and between the Company, Essex Illiquid, LLC and Richmond Hill Capital Partners, LP(3)

4.3 Amendment, dated December 21, 2011, to Warrant, dated as of April 18, 2011, by and among the Company, Essex Illiquid, LLC and Richmond Hill Capital Partners, LP (4)

4.4 Amendment No. 2, dated July 10, 2012, to Warrant, dated as of April 18, 2011, by and among the Company, Essex Illiquid, LLC and Richmond Hill Capital Partners, LP(5)

10.1 MHI Hospitality Corporation 2004 Long-Term Incentive Plan.(2)*

Exhibits

10.1A	Form of Restricted Stock Award Agreement between MHI Hospitality Corporation and Participant[6]*
10.2A	Executive Employment Agreement between MHI Hospitality Corporation and Andrew M. Sims.[7]*
10.2B	First Amendment, dated as of January 1, 2011, to Executive Employment Agreement between MHI Hospitality Corporation and Andrew M. Sims.[8]*
10.2C	Executive Employment Agreement between MHI Hospitality Corporation and Anthony E. Domalski.[33]*
10.3	Executive Employment Agreement between MHI Hospitality Corporation and William J. Zaiser.[7]*
10.3A	Consulting Agreement between MHI Hospitality Corporation and WJZ Consulting LLC.[33]*
10.4	Strategic Alliance Agreement between MHI Hospitality Corporation, MHI Hospitality, L.P. and MHI Hotels Services, LLC.[31]
10.5	Master Management Agreement by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.[31]
10.5A	Amendment Number 2, dated January 14, 2008 to the Master Management Agreement, dated December 21, 2004, as amended, by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.[9]
10.6	Contribution Agreement dated August 23, 2004 by and between the owners of Capitol Hotel Associates L.P., L.L.P. and MHI Hospitality, L.P.[10]
10.7	Contribution Agreement dated August 23, 2004 by and between the owners of Savannah Hotel Associates LLC and MHI Hospitality, L.P.[10]
10.8	Contribution Agreement dated August 23, 2004 by and between KDCA Partnership, MAVAS LLC, and MHI Hospitality, L.P.[2]
10.9	Contribution Agreement dated September 8, 2004 by and between Elpizo Limited Partnership, Phileo Land Corporation and MHI Hospitality, L.P.[2]
10.10	Asset Purchase Agreement dated August 19, 2004 by and between Accord LLC, West Laurel Corporation and MHI Hotels Services, LLC.[2]
10.11	Agreement to Assign and Sublease Common Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels, LLC.[31]
10.12	Agreement to Assign and Sublease Commercial Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels Two, Inc.[31]
10.13	Lease Agreement by and between Philadelphia Hotel Associates, LP and MHI Hospitality TRS, LLC (with a schedule of eight additional agreements that are substantially identical in all material respects to the Lease agreement, except as identified in such schedule, and are not being filed herewith per Instruction 2 to Item 601 of Regulation S-K.[31]
10.14	Management Restructuring Agreement by and between MHI Hospitality TRS, LLC, MHI Hotels Services, LLC and MHI Hospitality, L.P.[11]
10.15	Contribution Agreement by and between MHI Hotels Services, LLC, MHI Hotels, LLC and MHI Hotels Two, Inc.[31]
10.16	Loan Agreement dated as of July 22, 2005, by and between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company.[12]
10.17	Promissory Note dated as of July 22, 2005, made by MHI Jacksonville LLC to Mercantile Safe Deposit and Trust Company.[12]

Exhibits

10.18	Purchase, Sale and Contribution Agreement by and between BIT Holdings Seventeen, Inc, MHI Hospitality, L.P., and MHI Hotels, LLC.(13)
10.19	Purchase Agreement by and between MCZ/Centrum Florida VI and MHI Hollywood LLC.(14)
10.19A	Third Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.(15)
10.19B	Fourth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC, dated September 1, 2006.(15)
10.19C	Fifth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.(16)
10.20	Employment Agreement, dated as of January 1, 2011, between MHI Hospitality Corporation and David R. Folsom.(8)*
10.21	Credit Agreement dated as of May 8, 2006, among MHI Hospitality Corporation, MHI Hospitality, L.P., MHI Hospitality TRS Holding, Inc. as Borrowers and the Initial Guarantors Listed Herein and the Lenders Listed Herein: KeyBank National Association, as Syndication Agent, Regions Bank as Co Documentation Agent, Manufacturers and Traders Trust Company as Co Documentation Agent and Branch Banking and Trust Company.(17)
10.21A	First Amendment to Credit Agreement, dated August 1, 2007.(19)
10.21B	Second Amendment to Credit Agreement, dated April 15, 2008.(20)
10.21C	Third Amendment to Credit Agreement, dated February 18, 2009.(21)
10.21D	Fourth Amendment to Credit Agreement, dated May 18, 2009.(22)
10.21E	Fifth Amendment to Credit Agreement, dated June 4, 2010.(23)
10.21F	Sixth Amendment to Credit Agreement, dated April 18, 2011.(3)
10.22A	First Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of July 25, 2006.(24)
10.22B	Second Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of August 4, 2006.(24)
10.23	Purchase Agreement dated July 6, 2006, between Riverfront Inn, LLC and MHI Hospitality Corporation.(25)
10.24	Strategic Alliance Agreement dated September 8, 2006 by and among MHI Hospitality, L.P., MHI Hospitality Corporation and Coakley & Williams Hotel Management Company.(26)
10.25	Promissory Note dated March 29, 2007, made by Capitol Hotel Associates, L.P., L.L.P. and MONY Life Insurance Company.(27)
10.26A	Limited Liability Company Agreement of MHI/Carlyle Hotel Investment Program I, L.L.C. dated April 26, 2007.(28)
10.26B	Limited Liability Company Agreement of MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(28)
10.26C	Program Agreement for MHI/Carlyle Hotel Investment Program I, L.L.C. and MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(28)
10.27	Agreement to Purchase Hotel dated May 25, 2007 between MCZ/Centrum Florida VI Owner, L.L.C. and MHI Hollywood LLC.(16)

Exhibits

10.28	Purchase Agreement between MHI Hospitality Corporation and VanTampa Plaza Hotel, Inc. dated July 16, 2007.[18]
10.29	Promissory Note dated August 2, 2007 made by Savannah Hotel Associates L.L.C., to the order of MONY Life Insurance Company.[19]
10.30	Assumption and Consent Agreement by and among Hampton Hotel Associates LLC, US Bank National Association and Hampton Redevelopment and Housing Authority dated April 24, 2008.[29]
10.31	Loan Agreement between Hampton Redevelopment and Housing Authority and Olde Hampton Hotel Associates dated December 1, 1998.[29]
10.32	$7,430,000 Hampton Redevelopment and Housing Authority First Mortgage Revenue Refunding Bonds (Olde Hampton Hotel Associates Project) Series 1998A.[29]
10.33	Indenture of Trust between Hampton Redevelopment and Housing Authority and Crestar Bank dated December 1, 1998.[29]
10.34	Promissory Note by MHI Hotel Investments Holdings, LLC, dated February 9, 2009.[30]
10.35	Guaranty by MHI Hospitality Corporation, dated February 9, 2009.[30]
10.36	Securities Purchase Agreement, dated as of April 18, 2011, by and between the Company, Essex Illiquid, LLC and Richmond Hill Capital Partners, LP[3]
10.37	Registration Rights Agreement, dated April 18, 2011, by and between the Company, Essex Illiquid, LLC and Richmond Hill Capital Partners, LP[3]
10.38	Note Agreement, dated as of April 18, 2011, by and between the Company and Essex High Income Joint Investment Vehicle, LLC[3]
10.39	Amendment No. 1, dated December 21, 2011, to Note Agreement, dated April 18, 2011, by and among the Company and Essex Equity High Income Joint Investment Vehicle, LLC[4]
10.40	Amendment No. 2, dated June 15, 2012, to Note Agreement, dated April 18, 2011, by and between the Company and Essex Equity High Income Joint Investment Vehicle, LLC.[32]
10.41	Agreement, Waiver and Consent by Preferred Stockholders, dated June 15, 2012, by and among the Company, Essex Illiquid, LLC, and Richmond Hill Capital Partners, LP.[32]
21.1	List of Subsidiaries of MHI Hospitality Corporation.
23.1	Consent of PBMares, LLP.
23.2	Consent of Witt Mares, PLC.
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document

Exhibits

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

(1) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on October 20, 2004. (333-118873)

(2) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004. (333-118873)

(3) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011.

(4) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2011.

(5) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2012.

(6) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 25, 2009.

(7) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2010.

(8) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2011.

(9) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008.

(10) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 6 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 15, 2004. (333-118873)

(11) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 3 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 15, 2004. (333-118873)

(12) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2005.

(13) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 11, 2005.

(14) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 10, 2005.

(15) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006.

(16) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2007.

(17) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 11, 2006.

(18) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2007.

(19) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.
(20) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2008.
(21) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2009.
(22) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.
(23) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2010.
(24) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006.
(25) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.
(26) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 22, 2007.
(27) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007.
(28) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2007.
(29) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Securities and Exchange Commission on May 7, 2008.
(30) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009.
(31) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.
(32) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2012
(33) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2013.
* Denotes management contract and/or compensatory plan/arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2013

MHI HOSPITALITY CORPORATION

By: /S/ ANDREW M. SIMS

Andrew M. Sims
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ ANDREW M. SIMS **Andrew M. Sims**	Chief Executive Officer and Chairman of the Board of Directors	March 20, 2013
/S/ ANTHONY E. DOMALSKI **Anthony E. Domalski**	Chief Financial Officer	March 20, 2013
/S/ J. PAUL CAREY **J. Paul Carey**	Director	March 20, 2013
/S/ JAMES. P. O'HANLON **James P. O'Hanlon**	Director	March 20, 2013
/S/ DAVID J. BEATTY **David J. Beatty**	Director	March 20, 2013
/S/ KIM E. SIMS **Kim E. Sims**	Director	March 20, 2013
/S/ EDWARD S. STEIN **Edward S. Stein**	Director	March 20, 2013
/S/ ANTHONY C. ZINNI **Anthony C. Zinni**	Director	March 20, 2013
/S/ DAVID R. FOLSOM **David R. Folsom**	Director	March 20, 2013
/S/ RYAN P. TAYLOR **Ryan P. Taylor**	Director	March 20, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

MHI Hospitality Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MHI Hospitality Corporation
Williamsburg, Virginia 23185

We have audited the accompanying consolidated balance sheet of MHI Hospitality Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation as of December 31, 2012. MHI Hospitality Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MHI Hospitality Corporation and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ PBMares, LLP

PBMares, LLP

Norfolk, Virginia
March 20, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MHI Hospitality Corporation
Williamsburg, Virginia 23185

We have audited the accompanying consolidated balance sheet of MHI Hospitality Corporation and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2011. MHI Hospitality Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MHI Hospitality Corporation and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Witt Mares, PLC

Witt Mares, PLC

Norfolk, Virginia
March 16, 2012

MHI HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Investment in hotel properties, net	$176,427,904	$181,469,432
Investment in joint venture	8,638,967	8,966,795
Cash and cash equivalents	7,175,716	4,409,959
Restricted cash	3,079,894	2,690,391
Accounts receivable, net	1,478,923	1,702,616
Accounts receivable-affiliate	8,657	24,880
Prepaid expenses, inventory and other assets	1,684,951	1,877,456
Note receivable, net	—	100,000
Shell Island sublease, net	480,392	720,588
Deferred income taxes	2,649,282	4,061,749
Deferred financing costs, net	2,406,183	3,275,580
TOTAL ASSETS	**$204,030,869**	**$209,299,446**
LIABILITIES		
Line of credit	$ —	$ 25,537,290
Mortgage loans	135,674,432	94,157,825
Loans payable	4,025,220	9,275,220
Series A Cumulative Redeemable Preferred Stock , par value $0.01, 27,650 shares authorized, 14,228 and 25,354 shares issued and outstanding at December 31, 2012 and 2011, respectively	14,227,650	25,353,698
Accounts payable and accrued liabilities	6,786,684	7,437,246
Advance deposits	625,822	453,077
Dividends and distributions payable	389,179	258,772
Warrant derivative liability	4,969,752	2,943,075
TOTAL LIABILITIES	166,698,739	165,416,203
Commitments and contingencies (see Note 7)		
EQUITY		
MHI Hospitality Corporation stockholders' equity		
Preferred stock, par value $0.01, 972,350 shares authorized, 0 shares issued and outstanding	—	—
Common stock, par value $0.01, 49,000,000 shares authorized, 9,999,786 shares and 9,953,786 shares issued and outstanding at December 31, 2012 and 2011, respectively	99,998	99,538
Additional paid in capital	57,020,979	56,911,039
Distributions in excess of retained earnings	(27,179,392)	(22,074,739)
Total MHI Hospitality Corporation stockholders' equity	29,941,585	34,935,838
Noncontrolling interest	7,390,545	8,947,405
TOTAL EQUITY	37,332,130	43,883,243
TOTAL LIABILITIES AND EQUITY	**$204,030,869**	**$209,299,446**

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
REVENUE			
Rooms department	$ 60,824,016	$ 56,187,231	$ 53,090,084
Food and beverage department	21,961,328	20,482,457	19,905,509
Other operating departments	4,557,876	4,502,816	4,386,751
Total revenue	***87,343,220***	***81,172,504***	***77,382,344***
EXPENSES			
Hotel operating expenses			
Rooms department	16,613,769	15,841,985	15,090,190
Food and beverage department	14,284,057	13,617,847	13,248,212
Other operating departments	480,307	537,969	697,037
Indirect	32,919,610	31,784,191	30,026,159
Total hotel operating expenses	***64,297,743***	***61,781,992***	***59,061,598***
Depreciation and amortization	8,661,769	8,702,880	8,506,802
Corporate general and administrative	4,078,826	4,025,794	3,389,764
Total operating expenses	***77,038,338***	***74,510,666***	***70,958,164***
NET OPERATING INCOME	***10,304,882***	***6,661,838***	***6,424,180***
Other income (expense)			
Interest expense	(12,382,146)	(10,821,815)	(10,030,517)
Interest income	16,158	14,808	22,305
Equity income (loss) in joint venture	172,172	(60,094)	16,931
Unrealized loss on warrant derivative	(2,026,677)	(1,309,075)	—
Unrealized gain on hedging activities	—	72,649	700,488
Impairment of note receivable	(110,871)	—	—
Loss on disposal of assets	—	(128,099)	(171,304)
Net loss before income taxes	***(4,026,482)***	***(5,569,788)***	***(3,037,917)***
Income tax (provision) benefit	(1,301,229)	(905,455)	(214,344)
Net loss	***(5,327,711)***	***(6,475,243)***	***(3,252,261)***
Add: Net loss attributable to the noncontrolling interest	1,223,036	1,630,797	869,317
Net loss attributable to the Company	***$ (4,104,675)***	***$ (4,844,446)***	***$ (2,382,944)***
Net loss per share attributable to the Company			
Basic	$ (0.41)	$ (0.50)	$ (0.25)
Diluted	$ (0.39)	$ (0.50)	$ (0.25)
Weighted average number of shares outstanding			
Basic	9,995,638	9,676,846	9,447,275
Diluted	10,647,246	9,806,512	9,463,275

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Common Stock		Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Noncontrolling Interest	Total
	Shares	Par Value				
Balances at December 31, 2009	9,096,943	$90,969	$52,543,562	$(14,454,238)	$15,660,933	$53,841,226
Net loss	—	—	—	(2,382,944)	(869,317)	(3,252,261)
Conversion of units in operating partnership to shares of common stock	368,168	3,682	2,885,549	—	(2,889,231)	—
Redemption of units in operating partnership	—	—	—	—	(35,289)	(35,289)
Issuance of restricted common stock awards	76,175	762	139,865	—	—	140,627
Amortization of deferred stock grants	—	—	114,000	—	—	114,000
Balances at December 31, 2010	9,541,286	95,413	55,682,976	(16,837,182)	11,867,096	50,808,303
Net loss	—	—	—	(4,844,446)	(1,630,797)	(6,475,243)
Conversion of units in operating partnership to shares of common stock	367,000	3,670	1,153,588	—	(1,157,258)	—
Redemption of units in operating partnership	—	—	—	—	(7,150)	(7,150)
Issuance of restricted common stock awards	45,500	455	74,475	—	—	74,930
Dividends and distributions declared	—	—	—	(393,111)	(124,486)	(517,597)
Balances at December 31, 2011	9,953,786	99,538	56,911,039	(22,074,739)	8,947,405	43,883,243
Net loss	—	—	—	(4,104,675)	(1,223,036)	(5,327,711)
Redemption of units in operating partnership	—	—	—	—	(36,180)	(36,180)
Issuance of restricted common stock awards	46,000	460	109,940	—	—	110,400
Dividends and distributions declared	—	—	—	(999,978)	(297,644)	(1,297,622)
Balances at December 31, 2012	9,999,786	$99,998	$57,020,979	$(27,179,392)	$ 7,390,545	$37,332,130

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
Cash flows from operating activities:			
Net loss	$ (5,327,711)	$ (6,475,243)	$(3,252,261)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	8,661,769	8,702,880	8,506,802
Equity in (income) loss of joint venture	(172,172)	60,094	(16,931)
Loss on disposal of assets	—	128,099	171,304
Impairment of note receivable	110,871	—	—
Unrealized gain on hedging activities	—	(72,649)	(700,488)
Unrealized loss on warrant derivative	2,026,677	1,309,075	—
Amortization of deferred financing costs	1,971,796	1,106,279	1,308,255
Paid-in-kind interest	387,554	353,698	—
Charges related to equity-based compensation	110,400	74,930	254,626
Changes in assets and liabilities:			
Restricted cash	377,908	129,976	(682,321)
Accounts receivable	212,822	165,764	(243,220)
Inventory, prepaid expenses and other assets	122,645	380,260	(371,523)
Deferred income taxes	1,412,467	685,189	174,035
Accounts payable and accrued liabilities	(1,072,036)	1,074,323	(443,326)
Advance deposits	172,745	(102,825)	8,249
Due from affiliates	16,222	30,292	15,069
Net cash provided by operating activities	9,011,957	7,550,142	4,728,270
Cash flows from investing activities:			
Improvements and additions to hotel properties	(2,908,114)	(5,979,832)	(2,886,325)
Distributions from joint venture	500,000	437,500	238,386
Funding of restricted cash reserves	(1,983,383)	(2,347,877)	(1,956,410)
Proceeds from restricted cash reserves	1,215,972	1,733,231	1,134,741
Proceeds from sale of assets	19,404	26,705	—
Net cash used in investing activities	(3,156,121)	(6,130,273)	(3,469,608)
Cash flows from financing activities:			
Proceeds of redeemable preferred stock	—	25,000,000	—
Redemption of redeemable preferred stock	(11,513,602)	—	—
Dividends and distributions paid	(1,167,216)	(258,825)	—
Proceeds of loans	—	5,000,000	—
Payments on line of credit	(25,537,290)	(49,660,569)	(325,000)
Proceeds of mortgage refinancing	44,000,000	27,700,000	—
Payments on mortgage debt and loans	(7,733,393)	(5,953,178)	(730,783)
Redemption of units in operating partnership	(36,180)	(7,150)	(35,289)
Payment of deferred financing costs	(1,102,398)	(1,823,076)	(665,189)
Net cash provided by (used in) financing activities	(3,090,079)	(2,798)	(1,756,261)
Net increase (decrease) in cash and cash equivalents	2,765,757	1,417,071	(497,599)
Cash and cash equivalents at the beginning of the year	4,409,959	2,992,888	3,490,487
Cash and cash equivalents at the end of the year	$ 7,175,716	$ 4,409,959	$ 2,992,888
Supplemental disclosures:			
Cash paid during the year for interest	$ 10,412,434	$ 8,705,123	$ 8,870,424
Cash paid during the year for income taxes	$ 117,447	$ 48,351	$ 21,694

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

MHI Hospitality Corporation (the "Company") is a self-managed and self-administered real estate investment trust ("REIT") that was incorporated in Maryland on August 20, 2004 to own full-service, upper upscale and upscale hotels located in primary and secondary markets in the Mid-Atlantic and Southern United States. The hotels operate under well-known national hotel brands such as Hilton, Crowne Plaza, Sheraton and Holiday Inn.

The Company commenced operations on December 21, 2004 when it completed its initial public offering ("IPO") and thereafter consummated the acquisition of six hotel properties ("initial properties"). Substantially all of the Company's assets are held by, and all of its operations are conducted through, MHI Hospitality, L.P. (the "Operating Partnership"). The Company also owns a 25.0% noncontrolling interest in the Crowne Plaza Hollywood Beach Resort through a joint venture with CRP/MHI Holdings, LLC, an affiliate of both Carlyle Realty Partners V, L.P. and The Carlyle Group ("Carlyle").

For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership, which, at December 31, 2012, was approximately 77.1% owned by the Company, leases its hotels to a subsidiary of MHI Hospitality TRS Holding, Inc., MHI Hospitality TRS, LLC, (collectively, "MHI TRS"), a wholly-owned subsidiary of the Operating Partnership. MHI TRS then engages a hotel management company, MHI Hotels Services, LLC ("MHI Hotels Services"), to operate the hotels under a management contract. MHI TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

All references in this report to the "Company", "MHI", "we", "us" and "our" refer to MHI Hospitality Corporation, its Operating Partnership and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Significant transactions occurring during the current and two prior fiscal years include the following:

On June 4, 2010, the Company entered into a fifth amendment to its then-existing credit agreement with Branch Banking & Trust Company ("BB&T"), as administrative agent and lender, to address the sufficiency of the borrowing base. The amendment revised the methodology used to value the Company's existing hotel properties in the borrowing base and modifies certain other aspects of the credit agreement, as amended, including fixing the interest rate spread for the variable LIBOR-based interest rate at 4.00% and a minimum LIBOR of 0.75%. The amendment converted the facility to non-revolving, eliminated the Company's ability to re-borrow principal paid in the future and established minimum repayments equal to 50% of excess cash flow, as defined in the agreement, payable quarterly. Pursuant to the amendment, the Company was required to fund reserves for insurance and real estate taxes as well as a reserve for the replacement of furniture, fixtures and equipment equal to 3.0% of gross room revenues. The amendment also modified the fixed charge covenant, eliminated the leverage covenant, placed limits on capital expenditures and required prepayments from a portion of the proceeds of future equity offerings of up to $21.7 million. In the event that the Company made prepayments totaling $21.7 million, the excess cash flow prepayment requirement would terminate. The amendment allowed the Company to pay additional dividends in any fiscal quarter, subject to the existing cap of 90% of the prior year's funds from operations ("FFO") provided certain liquidity thresholds and other conditions were met. The amendment provided for a contingent extension of the maturity date for one year to May 2012, provided that certain valuation and other criteria were met, including payment of an extension fee and an extension or refinancing of the Jacksonville mortgage.

On April 18, 2011, the Company entered into a sixth amendment to the then-existing credit agreement. Among other things, the amendment: (i) extended the final maturity date of the credit facility to May 8, 2014;

(ii) provided that no additional advances may be made and no currently outstanding advances subsequently repaid or prepaid may be re-borrowed; (iii) adjusted the release amounts with respect to secured hotel properties; (iv) reduced the additional interest from 4.00% to 3.50% and removed the LIBOR floor of 0.75%; and (v) adjusted certain financial covenants including restrictions relating to payment of dividends. In connection with the amendment, the Company reduced the outstanding balance on its existing credit facility by approximately $22.7 million.

On April 18, 2011, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Essex Illiquid, LLC and Richmond Hill Capital Partners, LP (collectively, the "Investors"), under which the Company issued and sold to the Investors in a private placement 25,000 shares of the Company's Series A Cumulative Redeemable Preferred Stock (the "Preferred Stock"), and a warrant (the "Warrant") to purchase 1,900,000 shares of the Company's common stock, par value $0.01 per share, for a purchase price of $25.0 million. The Company used the net proceeds from the issuance of the Preferred Stock and the Warrant to partially prepay the amounts owed by the Company under its credit agreement.

On April 18, 2011, the Company entered into an agreement with Essex Equity High Income Joint Investment Vehicle, LLC, pursuant to which the Company has the right to borrow up to $10.0 million on or before December 31, 2011 (the "Bridge Financing"). The principal amount borrowed bears interest at the rate of 9.25% per annum, payable quarterly in arrears and will mature on the earlier of April 18, 2015 or the redemption in full of the Preferred Stock.

On June 30, 2011, the Company entered into an agreement with TowneBank to extend the maturity of the mortgage on the Crowne Plaza Hampton Marina until June 30, 2012. Under the terms of the extension, the Company makes monthly principal payments of $16,000. Interest payable monthly pursuant to the mortgage was increased to LIBOR plus additional interest of 4.55% and a minimum total rate of interest of 5.00%. The Company also pledged $750,000 in cash collateral held by the lender in an interest-bearing account.

On August 1, 2011, the Company entered into agreements with PNC Bank, National Association, in its capacity as trustee of the AFL-CIO Building Investment Trust, to extend the maturity of the mortgage on the Crowne Plaza Jacksonville Riverfront until January 22, 2013. During the extension, and pursuant to the loan documents, the interest rate applicable to the mortgage loan is fixed at 8.0% and the lender has waived certain covenants requiring the borrower to further pay down principal under certain circumstances. In order to effect the extension, and pursuant to the loan documents, the Company tendered to the lender the sum of $4.0 million as principal curtailment of the mortgage loan, thus reducing the mortgage loan's current outstanding principal amount to $14.0 million, and the lender waived certain covenants requiring the Company to further pay down principal under certain circumstances.

On August 5, 2011, the Company obtained a 10-year, $7.5 million mortgage with Bank of Georgetown on the Holiday Inn Laurel West hotel property. The mortgage bears interest at a rate of 5.25% per annum for the first five years. After five years, the rate of interest will adjust to a rate of 3.00% per annum plus the then-current 5-year U.S. Treasury bill rate of interest, with a floor of 5.25%. The mortgage provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. Proceeds of the mortgage were used to pay down a portion of the Company's indebtedness under its credit facility.

On October 17, 2011, the Company obtained a 5-year, $8.0 million mortgage with Premier Bank, Inc. on its property in Raleigh, North Carolina. The mortgage bears interest at a rate of 5.25% per annum and provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. The mortgage may be extended for an additional 5-year period, at the Company's option if certain conditions have been satisfied, at a rate of 3.00% per annum plus the then-current 5-year U.S. Treasury bill rate of interest. Proceeds of the mortgage were used to pay down a portion of the Company's indebtedness under its credit facility.

On December 15, 2011, the Company obtained a 5-year, $12.2 million mortgage with Goldman Sachs Commercial Mortgage Capital, L.P. on the Sheraton Louisville Riverside in Jeffersonville, Indiana. The mortgage bears interest at a rate of 6.2415% per annum and provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. Proceeds of the mortgage were used to pay down a portion of the Company's indebtedness under its credit facility.

On December 21, 2011, the Company entered into an amendment to its $10.0 million bridge loan agreement with Essex Equity High Income Joint Investment Vehicle, LLC to extend the lender's loan commitment by 17 months through May 31, 2013.

On December 21, 2011, the Company also amended the terms of the outstanding Warrant issued by the Company in favor of the Investors. Pursuant to the Warrant amendment, the exercise price per share of common stock covered by the warrant will be adjusted from time to time in the event of cash dividends upon common stock by deducting from such exercise price the per-share amount of such cash dividends. Such adjustment did not take in to account quarterly dividends declared prior to January 1, 2012.

On March 5, 2012, the Company obtained a $30.0 million mortgage with TD Bank, N.A. on the Hilton Philadelphia Airport. The mortgage bears interest at a rate of 30-day LIBOR plus additional interest of 3.0% per annum and provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. The mortgage's maturity date is August 30, 2014, with an extension option until March 1, 2017, contingent upon the extension or acceptable replacement of the Hilton Worldwide license agreement. Proceeds of the mortgage were used to extinguish the Company's indebtedness under the then-existing credit facility, prepay a portion of the Company's indebtedness under the Bridge Financing and for working capital. With this transaction, the Company's syndicated credit facility was extinguished and the Crowne Plaza Tampa Westshore hotel property was released from such mortgage encumbrance.

On June 15, 2012, the Company entered into an amendment of its Bridge Financing that provides, subject to a $1.5 million prepayment which the Company made on June 18, 2012, that the amount of undrawn term loan commitments will be increased to $7.0 million, of which $2.0 million is reserved to repay principal amounts outstanding on the Crowne Plaza Jacksonville Riverfront hotel property.

On June 15, 2012, the Company simultaneously entered into an agreement with the holders of the Company's Preferred Stock to redeem approximately 11,514 shares of Preferred Stock for an aggregate redemption price of approximately $12.3 million plus the payment of related accrued and unpaid cash and stock dividends.

On June 18, 2012, the Company obtained a $14.0 million mortgage with C1 Bank on the Crowne Plaza Tampa Westshore in Tampa, Florida. The mortgage bears interest at a rate of 5.60% per annum and provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. The mortgage's maturity date is June 18, 2017. Proceeds of the mortgage were used to pay the outstanding indebtedness under the Bridge Financing and to redeem the 11,514 shares of Preferred Stock referenced above.

On June 22, 2012, the Company entered into an agreement with TowneBank to extend the maturity of the mortgage on the Crowne Plaza Hampton Marina in Hampton, Virginia, until June 30, 2013. Under the terms of the extension, the Company will continue to make monthly principal payments of $16,000 and made or will make quarterly principal payments to the lender of $200,000 each on July 1, 2012, October 1, 2012, January 1, 2013 and April 1, 2013. Interest payable monthly pursuant to the mortgage will remain at a rate of LIBOR plus additional interest of 4.55% and a minimum total rate of interest of 5.00% per annum.

On July 10, 2012, the Company obtained a $14.3 million mortgage with Fifth Third Bank on the Crowne Plaza Jacksonville Riverfront in Jacksonville, Florida. The mortgage bears interest at a rate of LIBOR plus additional interest of 3.0% per annum and provides for level payments of principal and interest on a monthly basis under a 25-year amortization schedule. The maturity date is July 10, 2015, but may be extended for an additional year pursuant to certain terms and conditions. The mortgage also contains an "earn-out" feature which allows for an additional draw of up to $3.0 million during the term of the loan contingent upon satisfaction of certain debt service coverage and loan-to-value covenants. Proceeds of the mortgage were used to repay the existing mortgage indebtedness and to pay closing costs.

2. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements of the Company presented herein include all of the accounts of MHI Hospitality Corporation, the Operating Partnership, MHI TRS and subsidiaries. All significant inter-company balances and transactions have been eliminated.

Investment in Hotel Properties—Investments in hotel properties include investments in operating properties which are recorded at acquisition cost and allocated to land, property and equipment and identifiable intangible assets. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the statements of operations. Expenditures under a renovation project, which constitute additions or improvements that extend the life of the property, are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 39 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

Investment in Joint Venture—Investment in joint venture represents the Company's noncontrolling indirect 25.0% equity interest in (i) the entity that owns the Crowne Plaza Hollywood Beach Resort; (ii) the entity that leases the hotel and has engaged MHI Hotels Services to operate the hotel under a management contract; (iii) the entity that had an option to purchase a three-acre development site with parking garage adjacent to the hotel and which leased the parking garage for use by the hotel; and (iv) the entity that owned the $22.0 million junior participation in the existing mortgage. Carlyle owns a 75.0% controlling indirect interest in all these entities. The Company accounts for its investment in the joint venture under the equity method of accounting and is entitled to receive its pro rata share of annual cash flow. The Company also has the opportunity to earn an incentive participation in the net sale proceeds based upon the achievement of certain overall investment returns, in addition to its pro rata share of net sale proceeds.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk—The Company holds cash accounts at several institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") protection limits of $250,000. The Company's exposure to credit loss in the event of the failure of these institutions is represented by the difference between the FDIC protection limit and the total amounts on deposit. Management monitors, on a regular basis, the financial condition of the financial institutions along with the balances there on deposit to minimize the Company's potential risk.

Restricted Cash—Restricted cash includes real estate tax escrows, insurance escrows and reserves for replacements of furniture, fixtures and equipment pursuant to certain requirements in the Company's various mortgage agreements and line of credit.

Accounts Receivable—Accounts receivable consists primarily of hotel guest and banqueting receivables. Ongoing evaluations of collectability are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Inventories—Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market, with cost determined on a method that approximates first-in, first-out basis.

Franchise License Fees—Fees expended to obtain or renew a franchise license are amortized over the life of the license or renewal. The unamortized franchise fees as of December 31, 2012 and 2011 were $240,589 and $284,090, respectively. Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $43,500, $46,912 and $48,350, respectively.

Deferred Financing Costs—Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in issuing debt. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the statements of operations.

Derivative Instruments—The Company's derivative instruments are reflected as assets or liabilities on the balance sheet and measured at fair value. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as an interest rate risk, are considered fair value hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For a derivative instrument designated as a cash flow hedge, the change in fair value each period is reported in accumulated other comprehensive income in stockholders' equity to the extent the hedge is effective. For a derivative instrument designated as a fair value hedge, the change in fair value each period is reported in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. For a derivative instrument that does not qualify for hedge accounting or is not designated as a hedge, the change in fair value each period is reported in earnings.

The Company uses derivative instruments to add stability to interest expense and to manage its exposure to interest-rate movements. To accomplish this objective, the Company primarily used an interest-rate swap, which was required under its credit agreement and acted as a cash flow hedge involving the receipts of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments without exchange of the underlying principal amount. The Company valued its interest-rate swap at fair value, which it defines as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and included it in accounts payable and accrued liabilities. The Company also uses derivative instruments in the Company's stock to obtain more favorable terms on its financing. The Company does not enter into contracts to purchase or sell derivative instruments for speculative trading purposes.

The Company accounts for the Warrant based upon the guidance enumerated in Accounting Standards Codification ("ASC") 815-40, *Derivatives and Hedging: Contracts in Entity's Own Stock*. The Warrant contains a provision that could require an adjustment to the exercise price if we issued securities deemed to be dilutive to the Warrant and therefore is classified as a derivative liability. The Warrant is carried at fair value with changes in fair value reported in earnings as long as the Warrant remains classified as a derivative liability.

The Company's warrant derivative liability was valued at December 31, 2012 and 2011 using the Monte Carlo simulation method which is a generally accepted statistical method used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of our and our peer group's future expected stock prices and minimizes standard error. The Monte Carlo simulation method takes into account, as of the valuation date, factors including the exercise price, the remaining term of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the warrant.

The Company classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or Inputs other than quoted prices that are observable for the asset or liability.
Level 3	Unobservable inputs for the asset or liability.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table represents our derivative instruments measured at fair value and the basis for that measurement:

	Level 1	Level 2	Level 3
December 31, 2012			
Warrant	$—	$(4,969,752)	$—
December 31, 2011			
Warrant	—	(2,943,075)	—

Cumulative Mandatorily Redeemable Preferred Stock—The Company accounts for its preferred stock based upon the guidance enumerated in ASC 480, *Distinguishing Liabilities from Equity.* The Preferred Stock is mandatorily redeemable on April 18, 2016, or upon the earlier occurrence of certain triggering events and therefore is classified as a liability instrument on the date of issuance.

Noncontrolling Interest—Certain hotel properties have been acquired, in part, by the Operating Partnership through the issuance of limited partnership units of the Operating Partnership. The noncontrolling interest in the Operating Partnership is: (i) increased or decreased by the limited partners' pro-rata share of the Operating Partnership's net income or net loss, respectively; (ii) decreased by distributions; (iii) decreased by redemption of partnership units for the Company's common stock; and (iv) adjusted to equal the net equity of the Operating Partnership multiplied by the limited partners' ownership percentage immediately after each issuance of units of the Operating Partnership and/or the Company's common stock through an adjustment to additional paid-in capital. Net income or net loss is allocated to the noncontrolling interest in the Operating Partnership based on the weighted average percentage ownership throughout the period.

Revenue Recognition—Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as telephone, parking, gift shop sales and rentals from restaurant tenants, rooftop leases and gift shop operators. Revenues are reported net of occupancy and other taxes collected from customers and remitted to governmental authorities.

Income Taxes—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally will not be subject to federal income tax. MHI TRS, the Company's wholly owned taxable REIT subsidiary which leases the Company's hotels from subsidiaries of the Operating Partnership, is subject to federal and state income taxes.

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As of December 31, 2012, the Company had no uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions to which the Company is subject generally include 2009 through 2012. In addition, as of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions to which MHI TRS is subject generally include 2004 through 2008.

Stock-based Compensation—The Company's 2004 Long Term Incentive Plan (the "2004 Plan") permits the grant of stock options, restricted stock and performance share compensation awards to its employees for up to 350,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders.

Under the 2004 Plan, the Company has made restricted stock and deferred stock awards totaling 337,438 shares including 255,938 shares issued to certain executives and employees, and 81,500 restricted shares issued to its independent directors. Of the 255,938 shares issued to certain of the Company's executives and employees, all have vested except 7,000 shares issued to the Vice President and General Counsel upon execution of his employment contract which will vest on the next anniversary of the effective date of his employment agreement and 30,000 issued to the Chief Financial Officer upon execution of his employment contract which will vest on each of the next five anniversaries of the effective date of his employment agreement. Regarding the restricted shares awarded to the Company's independent directors, all of the shares have vested except 15,000 shares which vest at the end of 2013.

The value of the awards is charged to compensation expense on a straight-line basis over the vesting or service period based on the Company's stock price on the date of grant or issuance. Under the 2004 Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. As of December 31, 2012, no performance-based stock awards have been granted. Consequently, stock-based compensation as determined under the fair-value method would be the same under the intrinsic-value method. Consequently, stock-based compensation as determined under the fair-value method would be the same under the intrinsic-value method. Total compensation cost recognized under the 2004 Plan for the years ended December 31, 2012, 2011 and 2010 was $157,230, $121,190 and $223,204, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

Segment Information—The Company has determined that its business is conducted in one reportable segment: hotel ownership.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to the prior period balances to conform to the current period presentation.

New Accounting Pronouncements—There are no recent accounting pronouncements which the Company believes will have a material impact on its consolidated financial statements.

3. Acquisition of Hotel Properties

There were no new acquisitions during the years ended December 31, 2012, 2011 or 2010.

4. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Land and land improvements	$ 19,429,571	$ 19,373,908
Buildings and improvements	181,209,101	179,585,304
Furniture, fixtures and equipment	33,716,700	32,419,505
	234,355,372	231,378,717
Less: accumulated depreciation	(57,927,468)	(49,909,285)
	$176,427,904	$181,469,432

5. Debt

Credit Facility. During 2010, 2011 and a portion of the year ended December 31, 2012, the Company had a secured credit facility with a syndicated bank group comprised of BB&T, Key Bank National Association and Manufacturers and Traders Trust Company.

On June 4, 2010, the Company entered into a fifth amendment to its then-existing credit agreement modifying certain provisions of the agreement including an increase in the rate of interest to LIBOR plus additional interest of 4.00%; a LIBOR floor of 0.75%; a conversion to a non-revolving facility; a provision for mandatory quarterly pre-payments based on excess cash flow, as defined in the amendment, as well as a mandatory prepayment if the Company raises equity within certain parameters; and provides an option to extend the maturity for one year if certain conditions are met.

On April 18, 2011, the Company entered into a sixth amendment to the then-existing credit agreement which, among other things, (i) extended the final maturity date of advances under the credit agreement to May 8, 2014; (ii) provided that no additional advances may be made and no currently outstanding advances subsequently repaid or prepaid may be re-borrowed; (iii) adjusted the release amounts with respect to secured hotel properties; (iv) reduced the additional interest from 4.00% to 3.50% and removed the LIBOR floor of 0.75%; and (v) adjusted certain financial covenants including restrictions relating to payment of dividends. In connection with the amendment, the Company reduced the outstanding balance on its then-existing credit facility by approximately $22.7 million. In March 2012, the Company's syndicated credit facility was extinguished.

The Company had borrowings under the credit facility of $0.0 million and approximately $25.5 million at December 31, 2012 and 2011, respectively.

Mortgage Debt. As of December 31, 2012 and 2011, the Company had approximately $135.7 million and approximately $94.2 million of outstanding mortgage debt, respectively. The following table sets forth the Company's mortgage debt obligations on our hotels.

Property	Balance Outstanding as of December 31, 2012	Balance Outstanding as of December 31, 2011	Prepayment Penalties	Maturity Date	Amortization Provisions	Interest Rate
Crowne Plaza Hampton Marina	$ 7,559,625	$ 8,151,625	None	06/2013	$ 16,000[1]	LIBOR plus 4.55%[2]
Crowne Plaza Jacksonville Riverfront	14,135,234	14,000,000	None	07/2015[3]	25 years	LIBOR plus 3.00%
Crowne Plaza Tampa Westshore	13,872,077	—	None	06/2017	25 years	5.60%
DoubleTree by Hilton Brownstone – University	7,816,867	7,980,385	Yes[4]	10/2016[5]	25 years	5.25%
Hilton Philadelphia Airport	29,502,666	—	None	08/2014[6]	25 years	LIBOR plus 3.00%[7]
Hilton Savannah DeSoto	22,051,314	22,488,916	Yes[8]	07/2017	25 years[9]	6.06%
Hilton Wilmington Riverside	21,416,922	21,884,909	Yes[8]	03/2017	25 years[10]	6.21%
Holiday Inn Laurel West	7,300,465	7,451,990	Yes[11]	08/2021	25 years	5.25%[12]
Sheraton Louisville Riverside	12,019,262	12,200,000	[13]	01/2017	25 years	6.24%
Total	$135,674,432	$94,157,825				

(1) The Company is required to make monthly principal payments of $16,000 as well as quarterly principal payments of $200,000 each on July 1, 2012, October 1, 2012, January 1, 2013 and April 1, 2013.

(2) The note bears a minimum interest rate of 5.00%.

(3) The note provides that the mortgage can be extended until July 2016 if certain conditions have been satisfied.

(4) The note may be partially prepaid to a maximum of 20% of the original loan amount without penalty. Prepayment greater than 20% of the original loan amount can be made with penalty until 180 days before the original maturity or as extended maturity, if applicable.

(5) The note provides that after five years, the mortgage can be extended if certain conditions have been satisfied for additional five year period at a rate of 3.00% per annum plus the then-current five-year U.S. Treasury rate of interest.

(6) The note provides that the mortgage can be extended until March 2017 if certain conditions have been satisfied.

(7) The note bears a minimum interest rate of 3.50%.

(8) The notes may not be prepaid during the first six years of the terms. Prepayment can be made with penalty thereafter until 90 days before maturity.

(9) The note provided for payments of interest only until August 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in July 2017.

(10) The note provided for payments of interest only until March 2009 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in March 2017.

(11) Pre-payment can be made with penalty until 180 days before the fifth anniversary of the commencement date of the loan or from such date until 180 days before the maturity.

(12) The note provides that after five years, the rate of interest will adjust to a rate of 3.00% per annum plus the then-current five-year U.S. Treasury rate of interest, with a floor of 5.25%.

(13) With limited exception, the note may not be prepaid until two months before maturity.

Total future mortgage debt maturities, without respect to any extension of loan maturity, as of December 31, 2012 were as follows:

December 31, 2013	$ 10,476,161
December 31, 2014	30,996,618
December 31, 2015	15,361,851
December 31, 2016	9,197,302
December 31, 2017	63,225,808
December 31, 2018 and thereafter	6,416,692
Total future maturities	$135,674,432

Loan from Carlyle Affiliate Lender. On February 9, 2009, the indirect subsidiary of the Company which is a member of the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort, borrowed $4.75 million from the Carlyle entity that is the other member of such joint venture (the "Carlyle Affiliate Lender"), for the purpose of improving the Company's liquidity. In June 2008, the joint venture that owns the property purchased a junior participation in a portion of the mortgage loan from the lender. The amount of the loan from the Carlyle Affiliate Lender approximated the amount the Company contributed to the joint venture to enable the joint venture to purchase its interest in the mortgage loan. The interest rate and maturity date of the loan are tied to a note that is secured by a mortgage on the property. The loan, which currently bears a rate of LIBOR plus additional interest of 3.00%, requires monthly payments of interest and principal payments equal to 50.0% of any distributions it receives from the joint venture. The mortgage to which the loan is tied matures in August 2014. The outstanding balance on the loan at December 31, 2012 and 2011 was $4,025,220 and $4,275,220, respectively.

Available Bridge Financing. On April 18, 2011, the Company entered into an agreement with Essex Equity High Income Joint Investment Vehicle, LLC, pursuant to which the Company had the right to borrow up to $10.0 million before the earlier of December 31, 2011 or the redemption in full of the Preferred Stock. On December 21, 2011, the Company entered into an amendment to the agreement extending the right to borrow the remainder of the available financing to May 31, 2013. The principal amount borrowed bears interest at the rate of 9.25% per annum, payable quarterly in arrears. The Bridge Financing will mature on April 18, 2015 or upon the redemption in full of the Preferred Stock, if earlier. The outstanding balance may be prepaid at the Company's option in whole or in part at any time without penalty. Further, the Company is obligated (i) to make prepayments in the event of, and to the extent of the proceeds from, new equity issuances, certain debt incurrences and sales of assets which do not secure the Company's obligations under the Company's credit agreement and (ii) to repay the Bridge Financing in full following certain trigger events which also give rise to an obligation to redeem the outstanding shares of Preferred Stock. The agreement provides for certain future securities pledges and/or asset liens to be granted from time to time to the lender to secure the Bridge Financing, under the circumstances and upon the conditions set forth in the agreement. At December 31, 2012 and 2011, the Company had borrowings under the Bridge Financing of $0.0 million and $5.0 million, respectively. At December 31, 2012, the Company had borrowing capacity under the Bridge Financing of $7.0 million.

6. Preferred Stock and Warrant

On April 18, 2011, the Company completed a private placement to the Investors pursuant to the Securities Purchase Agreement for gross proceeds of $25.0 million. The Company issued 25,000 shares of Preferred Stock and the Warrant to purchase 1,900,000 shares of the Company's common stock, par value $0.01 per share.

The Company has designated a class of preferred stock, the Preferred Stock, consisting of 27,650 shares with $0.01 par value per share, having a liquidation preference of $1,000.00 per share pursuant to Articles Supplementary (the "Articles Supplementary"), which sets forth the preferences, rights and restrictions for the Preferred Stock. The Preferred Stock is non-voting and non-convertible. The holders of the Preferred Stock have a right to payment of a cumulative dividend payable quarterly (i) in cash at an annual rate of 10.0% of the liquidation preference per share and (ii) in additional shares of Preferred Stock at an annual rate of 2.0% of the liquidation preference per share. As set forth in the Articles Supplementary, the holder(s) of the Company's Preferred Stock will have the exclusive right, voting separately as a single class, to elect one (1) member of the Company's board of directors. As of December 31, 2011, there were 25,354 shares of the Preferred Stock issued and outstanding. In addition, under certain circumstances as set forth in the Articles Supplementary, the holder(s) of the Company's Preferred Stock will be entitled to appoint a majority of the members of the board of directors. The holder(s) of the Company's Preferred Stock will be entitled to require that the Company redeem the Preferred Stock under certain circumstances, but no later than April 18, 2016, and on such terms and at such price as is set forth in the Articles Supplementary.

On June 15, 2012, the Company entered into an agreement with the holders of the Company's Preferred Stock to redeem 11,514 shares of Preferred Stock for an aggregate redemption price of approximately $12.3 million plus the payment of related accrued and unpaid cash and stock dividends. The redemption resulted in a prepayment fee of approximately $0.8 million. In addition, approximately $0.7 million in unamortized issuance costs related to the redeemed shares were written off. On June 18, 2012, the Company used a portion of the proceeds of the mortgage on the Crowne Plaza Tampa Westshore to redeem the 11,514 shares of Preferred Stock. As of December 31 2012 and 2011, there were 14,228 and 25,354 shares of the Preferred Stock issued and outstanding, respectively.

The Warrant, as modified, entitles the holder(s) to purchase up to 1,900,000 shares of the Company's common stock at an exercise price of $2.25 per share. Pursuant to the Warrant amendment, the exercise price per share of common stock covered by the Warrant will be adjusted from time to time in the event of cash dividends upon common stock by deducting from such exercise price the per-share amount of such cash dividends. Such adjustment does not take into account quarterly dividends declared prior to January 1, 2012. The Warrant expires on October 18, 2016. The Warrant holders have no voting rights. The exercise price and number of shares of common stock issuable upon exercise of the Warrant are both subject to additional adjustments under certain circumstances. The Warrant also contains a cashless exercise right. Under certain circumstances as set forth in the Warrant, the holders of the Warrant will be entitled to participate in certain future securities offerings of the Company.

On the date of issuance, the Company determined the fair market value of the Warrant was approximately $1.6 million using the Black-Scholes option pricing model assuming an exercise price of $2.25 per share of common stock, a risk-free interest rate of 2.26%, a dividend yield of 5.00%, expected volatility of 60.0%, and an expected term of 5.5 years, and is included in deferred financing costs. The deferred cost is amortized to interest expense in the accompanying consolidated statement of operations over the period of issuance to the mandatory redemption date of the preferred stock.

7. Commitments and Contingencies

Ground, Building and Submerged Land Leases—The Company leases 2,086 square feet of commercial space next to the Savannah hotel property for use as an office, retail or conference space, or for any related or ancillary purposes for the hotel and/or atrium space. In December 2007, the Company signed an amendment to the lease to include rights to the outdoor esplanade adjacent to the leased commercial space. The areas are leased under a six-year operating lease, which expired October 31, 2006 and has been renewed for the second of three optional five-year renewal periods expiring October 31, 2011, October 31, 2016 and October 31, 2021, respectively. Rent expense for this operating lease for the years ended December 31, 2012, 2011 and 2010 was $65,812, $66,198 and $60,049, respectively.

The Company leases, as landlord, the entire fourteenth floor of the Savannah hotel property to The Chatham Club, Inc. under a ninety-nine year lease expiring July 31, 2086. This lease was assumed upon the purchase of the building under the terms and conditions agreed to by the previous owner of the property. No rental income is recognized under the terms of this lease as the original lump sum rent payment of $990 was received by the previous owner and not prorated over the life of the lease.

The Company leases a parking lot adjacent to the Doubletree by Hilton Brownstone-University in Raleigh, North Carolina. The land is leased under a second amendment, dated April 28, 1998, to a ground lease originally dated May 25, 1966. The original lease is a 50-year operating lease, which expires August 31, 2016. There is a renewal option for up to three additional ten-year periods expiring August 31, 2026, August 31, 2036, and August 31, 2046, respectively. The Company holds an exclusive and irrevocable option to purchase the leased land at fair market value at the end of the original lease term, subject to the payment of an annual fee of $9,000, and other conditions. For each of the years ended December 31, 2012, 2011 and 2010, rent expense was $95,482.

In conjunction with the sublease arrangement for the property at Shell Island which expired in December 2011, the Company incurred an annual lease expense for a leasehold interest other than the purchased leasehold interest. Lease expense for each of the years ended December 31, 2011 and 2010 was $195,000.

The Company leases land adjacent to the Crowne Plaza Tampa Westshore for use as parking under a five-year agreement with the Florida Department of Transportation that commenced in July 2009 and expires in July 2014. The agreement requires annual payments of $2,432, plus tax, and may be renewed for an additional five years. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $2,515, $2,806 and $2,641, respectively.

The Company leases certain submerged land in the Saint Johns River in front of the Crowne Plaza Jacksonville Riverfront from the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida. The submerged land was leased under a five-year operating lease requiring annual payments of $4,961 which expired September 18, 2012. A new operating lease was executed requiring annual payments of $6,020 and expires September 18, 2017. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $5,920, $4,961 and $4,961, respectively.

The Company leases 3,542 square feet of commercial office space in Williamsburg, Virginia under an agreement which expires August 31, 2015. Rent expense for each of the years ended December 31, 2012, 2011 and 2010 was $55,000.

The Company leases 1,632 square feet of commercial office space in Rockville, Maryland under an agreement that expires February 28, 2017. The agreement requires monthly payments at an annual rate of $22,848 for the first year of the lease term and monthly payments at an annual rate of $45,696 for the second year of the lease term, increasing 2.75% per year for the remainder of the lease term. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $44,927, $44,320 and $44,041, respectively.

The Company also leases certain furniture and equipment under financing arrangements expiring between February 2013 and August 2015.

A schedule of minimum future lease payments for the following twelve-month periods is as follows:

December 31, 2013	$ 501,822
December 31, 2014	368,755
December 31, 2015	282,066
December 31, 2016	182,596
December 31, 2017	8,723
December 31, 2018 and thereafter	—
Total	$1,343,962

Management Agreements—Each of the operating hotels that the Company wholly-owned at December 31, 2012, except for the Crowne Plaza Tampa Westshore, are operated by MHI Hotels Services under a master management agreement that expires between December 2014 and April 2018. The Company entered into a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore that expires in March 2019 (see Note 9).

Franchise Agreements—As of December 31, 2012, the Company's hotels operate under franchise licenses from national hotel companies. Under the franchise agreements, the Company is required to pay a franchise fee generally between 2.5% and 5.0% of room revenues, plus additional fees that amount to between 2.5% and 6.0% of room revenues from the hotels. The franchise agreements currently expire between October 2014 and April 2023.

Restricted Cash Reserves—Each month, the Company is required to escrow with its lender on the Hilton Wilmington Riverside and the Hilton Savannah DeSoto an amount equal to $^1/_{12}$ of the annual real estate taxes due for the properties. The Company is also required by several of its lenders to establish individual property improvement funds to cover the cost of replacing capital assets at its properties. Each month, contributions equal 4.0% of gross revenues for the Hilton Savannah DeSoto, the Hilton Wilmington Riverside, the Sheraton Louisville Riverside and the Crowne Plaza Hampton Marina and equal 4.0% of room revenues for the Hilton Philadelphia Airport.

Pursuant to the terms of the fifth amendment to the then-existing credit agreement and until its termination in March 2012, the Company was required to escrow with its lender an amount sufficient to pay the real estate taxes as well as property and liability insurance for the encumbered properties when due. In addition, the Company was required to make monthly contributions equal to 3.0% of room revenues into a property improvement fund.

Litigation—The Company is not involved in any material litigation, nor, to its knowledge, is any material litigation threatened against the Company. The Company is involved in routine litigation arising out of the ordinary course of business, all of which the Company expects to be covered by insurance and none of which it expects will have a material impact on its financial condition or results of operations.

8. Stockholders' Equity

Preferred Stock—The Company has authorized 1,000,000 shares of preferred stock, of which 27,650 shares have been designated Series A Cumulative Redeemable Preferred Stock, as described above. None of the remaining authorized shares have been issued.

Common Shares—The Company is authorized to issue up to 49,000,000 shares of common stock, $0.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of the Company's common stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions.

On March 1, 2013, one holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock.

On January 25, 2013, the Company awarded an aggregate of 30,500 shares of unrestricted stock to certain executives and employees as well as 15,000 shares of restricted stock to certain of its independent directors.

On January 1, 2013, the Company granted 30,000 restricted shares to its Chief Financial Officer in accordance with the terms of his employment contract.

On February 2, 2012, the Company awarded an aggregate of 29,500 shares of unrestricted stock to certain executives and employees as well as 1,500 shares of unrestricted stock and 15,000 shares of restricted stock to certain of its independent directors.

On December 1, 2011, one holder of units in the Operating Partnership redeemed 187,000 units for an equivalent number of shares of the Company's common stock.

On November 1, 2011, one holder of units in the Operating Partnership redeemed 15,000 units for an equivalent number of shares of the Company's common stock.

On October 3, 2011, one holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock.

On June 7, 2011, one holder of units in the Operating Partnership redeemed 115,000 units for an equivalent number of shares of the Company's common stock.

On March 22, 2011, the Company issued 17,500 shares of non-restricted stock to certain executives and employees as well as 12,000 shares of restricted stock to its then serving independent directors.

On January 1, 2011, the Company granted 16,000 non-restricted shares to its Chief Operating Officer and President in accordance with the terms of his employment contract, as amended.

On June 7, 2010, the Company issued 21,000 shares of restricted stock to its Vice President and General Counsel in accordance with the terms of his employment contract.

On March 22, 2010, one holder of units in the Operating Partnership redeemed 368,168 units for an equivalent number of shares of the Company's common stock.

During February 2010, the Company awarded 18,175 shares of non-restricted stock to certain executives and 12,000 shares of restricted stock to its independent directors.

In addition, on February 1, 2010, the Company awarded 15,000 shares of non-restricted stock to its Chief Executive Officer in accordance with the terms of his renewed employment contract.

On January 1, 2010, the Company issued 10,000 non-restricted shares to its Chief Operating Officer in accordance with the terms of his employment contract, as amended.

As of December 31, 2012, the Company had 9,999,786 shares of common stock outstanding.

Warrants—The Company has granted no warrants representing the right to purchase common stock other than the Warrant described in Note 6.

Operating Partnership Units—Holders of Operating Partnership units have certain redemption rights, which enable them to cause the Operating Partnership to redeem their units in exchange for shares of the Company's common stock on a one-for-one basis or, at the option of the Company, cash per unit equal to the market price of the Company's common stock at the time of redemption. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the stockholders of the Company.

During 2012, 2011 and 2010, the Company redeemed a total of 29,600 units in the Operating Partnership held by a trust controlled by two members of the Board of Directors for a total of $78,619 pursuant to the terms of the partnership agreement.

As of December 31, 2012 and 2011, the total number of Operating Partnership units outstanding was 2,972,839 and 2,984,839, respectively, with a fair market value of approximately $9.9 million and approximately $7.1 million, respectively, based on the price per share of the common stock on such respective dates.

9. Related Party Transactions

As of December 31, 2012, the members of MHI Hotels Services (a company that is majority-owned and controlled by the Company's chief executive officer, its former chief financial officer, a member of its Board of Directors and a former member of its Board of Directors) owned 1,056,930 shares, approximately 10.6%, of the Company's outstanding common stock as well as 1,851,670 Operating Partnership units. The following is a summary of the transactions between the Company and MHI Hotels Services:

Accounts Receivable—At December 31, 2012 and 2011, the Company was due $8,657 and $24,880, respectively, from MHI Hotels Services.

Shell Island Sublease—The Company has a sublease arrangement with MHI Hotels Services on its expired leasehold interests in the property at Shell Island. For the years ended December 31, 2012, 2011 and 2010, the Company earned $350,000, $640,000 and $640,000, respectively, in leasehold revenue. The underlying leases at Shell Island expired on December 31, 2011.

Strategic Alliance Agreement—On December 21, 2004, the Company entered into a ten-year strategic alliance agreement with MHI Hotels Services that provides in part for the referral of acquisition opportunities to the Company and the management of its hotels by MHI Hotels Services.

Management Agreements—Each of the operating hotels that the Company wholly-owned at December 31, 2012 and 2011, except for the Crowne Plaza Tampa Westshore, are operated by MHI Hotels Services under a master management agreement that expires between December 2014 and April 2018. The Company entered into a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore that expires in March 2019. Under both management agreements, MHI Hotels Services receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for any hotel is 2.0% of gross revenues for the first full fiscal year and partial fiscal year from the commencement date through December 31 of that year, 2.5% of gross revenues the second full fiscal year, and 3.0% of gross revenues for every year thereafter. Pursuant to the sale of the Holiday Inn Downtown in Williamsburg, Virginia, one of the hotels initially contributed to the Company upon its formation, MHI Hotels Services has agreed that the property in Jeffersonville, Indiana shall be substituted for the Williamsburg property under the master management agreement. The incentive management fee, if any, is due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10.0% of the amount by which the gross operating profit of the hotels, on an aggregate basis, for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive management fee may not exceed 0.25% of gross revenues of all of the hotels included in the incentive fee calculation.

For the years ended December 31, 2012, 2011 and 2010, the Company paid MHI Hotels Services $2,818,842, $2,469,853 and $2,082,627, respectively, in management fees, which are included in indirect expenses in the accompanying statements of operations.

Employee Medical Benefits—The Company purchases employee medical benefits through Maryland Hospitality, Inc. (d/b/a MHI Health), an affiliate of MHI Hotels Services. For the years ended December 31, 2012, 2011 and 2010, the Company paid $2,344,734, $2,448,431 and $2,185,475, respectively, for benefits, which are included in indirect expenses in the accompanying statements of operations.

Construction Management Services—The Company has engaged MHI Hotels Services to manage various aspects of renovations at various hotels. For the years ended December 31, 2012, 2011 and 2010, the Company paid $0, $0 and $208,400, respectively, in construction management fees, which are capitalized as part of the cost of the renovations.

Redemption of Units in Operating Partnership—During 2012, 2011 and 2010, the Company redeemed a total of 29,600 units in its Operating Partnership held by a trust controlled by two current members and one former member of our Board of Directors for a total of $78,619 pursuant to the terms of the partnership agreement.

Preferred Stock and Warrant—As set forth in the Articles Supplementary, the holders of Preferred Stock, Essex Illiquid, LLC and Richmond Hill Capital Partners, LLC, are entitled to elect one (1) member of the Company's board of directors. The member of the board of directors elected by the holders of Preferred Stock holds executive positions in Essex Equity Capital Management, LLC, an affiliate of Essex Illiquid, LLC, as well as Richmond Hill Capital Partners, LLC.

On December 21, 2011, the Company entered into an amendment to its $10.0 million bridge loan agreement with Essex Equity High Income Joint Investment Vehicle, LLC, an affiliate of Essex Equity Capital Management, LLC, of which one member of the board of directors is a Managing Director, to extend the lender's loan commitment by 17 months through May 31, 2013.

On December 21, 2011, the Company also amended the terms of the outstanding Warrant. Pursuant to the Warrant amendment, the exercise price per share of common stock covered by the Warrant will be adjusted from time to time in the event of cash dividends upon common stock by deducting from such exercise price the per share amount of such cash dividends.

On June 15, 2012, the Company entered into an amendment of its Bridge Financing that provides, subject to a $1.5 million prepayment which the Company made on June 18, 2012, that the amount of undrawn term loan commitments will be increased to $7.0 million, of which $2.0 million is reserved to repay principal amounts outstanding on the Crowne Plaza Jacksonville Riverfront hotel property.

On June 15, 2012, the Company simultaneously entered into an agreement with the holders of the Company's Preferred Stock to redeem approximately 11,514 shares of Preferred Stock for an aggregate redemption price of approximately $12.3 million plus the payment of related accrued and unpaid cash and stock dividends.

On July 10, 2012, the Company amended the terms of the outstanding Warrant by establishing a modified excepted holder limit (as defined in the Company's Articles of Amendment and Restatement) for the Investors.

10. Retirement Plans

The Company began a 401(k) plan for qualified employees on April 1, 2006. The plan is subject to "safe harbor" provisions which require that the Company match 100.0% of the first 3.0% of employee contributions and 50.0% of the next 2.0% of employee contributions. All Company matching funds vest immediately in accordance with the "safe harbor" provisions. Company contributions to the plan for the years ended December 31, 2012, 2011 and 2010 were $54,865, $46,890 and $43,787, respectively.

11. Unconsolidated Joint Venture

The Company owns a 25% indirect interest in (i) the entity that owns the Crowne Plaza Hollywood Beach Resort; (ii) the entity that leases the hotel and has engaged MHI Hotels Services to operate the hotel under a management contract; (iii) the entity that had an option to purchase a three-acre development site with parking garage adjacent to the hotel and which leased the parking garage for use by the hotel; and (iv) the entity that owned the junior participation in the existing mortgage. Carlyle owns a 75.0% indirect controlling interest in all these entities. The joint venture purchased the property on August 8, 2007 and began operations on September 18, 2007. Summarized financial information for this investment, which is accounted for under the equity method, is as follows:

	December 31, 2012	*December 31, 2011*
ASSETS		
Investment in hotel property, net	*$65,899,055*	*$67,682,291*
Cash and cash equivalents	*3,298,009*	*2,589,871*
Accounts receivable	*301,921*	*255,233*
Prepaid expenses, inventory and other assets	*1,409,924*	*2,059,130*
TOTAL ASSETS	*$70,908,909*	*$72,586,525*
LIABILITIES		
Mortgage loan, net	*$33,100,000*	*$33,600,000*
Accounts payable and other accrued liabilities	*2,995,271*	*2,817,582*
Advance deposits	*257,950*	*301,952*
TOTAL LIABILITIES	*36,353,221*	*36,719,534*
TOTAL MEMBERS' EQUITY	*34,555,688*	*35,866,991*
TOTAL LIABILITIES AND MEMBERS' EQUITY	*$70,908,909*	*$72,586,525*

	Year Ended December 31, 2012	*Year Ended December 31, 2011*
Revenue		
Rooms department	*$13,279,070*	*$12,012,048*
Food and beverage department	*2,529,851*	*2,580,101*
Other operating departments	*1,238,243*	*1,107,392*
Total revenue	***17,047,164***	***15,699,541***
Expenses		
Hotel operating expenses		
Rooms department	*2,847,660*	*2,514,887*
Food and beverage department	*1,996,968*	*1,909,535*
Other operating departments	*596,842*	*581,402*
Indirect	*6,661,672*	*6,191,902*
Total hotel operating expenses	***12,103,142***	***11,197,726***
Depreciation and amortization	*2,362,692*	*2,196,212*
General and administrative	*79,380*	*83,040*
Total operating expenses	***14,545,214***	***13,476,978***
Operating income	***2,501,950***	***2,222,563***
Interest expense	*(1,758,244)*	*(1,780,283)*
Loss on expiration of option purchase	—	*(75,000)*
Unrealized gain (loss) on hedging activities	*(55,008)*	*(607,656)*
Net income (loss)	***$ 688,698***	***$ (240,376)***

12. Income Taxes

The components of the provision for (benefit from) income taxes for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Current:			
Federal	$ (113)	$114	$ —
State and local	2	106	40
	(111)	220	40
Deferred:			
Federal	1,136	576	164
State and local	276	109	10
	1,412	685	174
	$1,301	$905	$214

A reconciliation of the statutory federal income tax provision (benefit) to the Company's provision for (benefit from) income tax is as follows (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Statutory federal income tax benefit	$(1,369)	$(1,894)	$(1,033)
Effect of non-taxable REIT loss	2,392	2,584	1,197
State income tax provision (benefit)	278	215	50
	$ 1,301	$ 905	$ 214

As of December 31, 2012 and 2011, the Company had a net deferred tax asset of approximately $2.6 million and $4.1 million, respectively, of which, approximately $1.9 million and $3.4 million, respectively, are due to accumulated net operating losses. These loss carryforwards will begin to expire in 2028 if not utilized. As of both December 31, 2012 and 2011, approximately $0.4 million of the deferred tax asset is attributable to the Company's share of start-up expenses related to the Crowne Plaza Hollywood Beach Resort and start-up expenses related to the opening of the Sheraton Louisville Riverside and the Crowne Plaza Tampa Westshore, all of which were not deductible when incurred and are now being amortized over 15 years. The remainder of the deferred tax asset is attributable to year-to-year timing differences for accrued, but not deductible, vacation and sick pay. The Company believes that it is more likely than not that the deferred tax asset will be realized and that no valuation allowance is required.

13. Earnings per Share

The limited partners' outstanding limited partnership units in the Operating Partnership (which may be redeemed for common stock upon notice from the limited partner and following our election to redeem the units for stock rather than cash) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net income. The computation of basic and diluted earnings per share is presented below.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Numerator			
Net loss attributable to the Company for basic computation	$(4,104,675)	$(4,844,446)	$(2,382,944)
Effect of the issuance of dilutive shares on the net loss attributable to the noncontrolling interest	(58,489)	(16,209)	—
Net loss attributable to the Company for dilutive computation	$(4,163,164)	$(4,860,655)	$(2,382,944)
Denominator			
Weighted average number of common shares outstanding	9,995,638	9,676,846	9,447,275
Dilutive effect of stock awards	—	—	16,000
Dilutive effect of warrants	651,608	129,666	—
Weighted average number of common shares outstanding for dilutive computation	10,647,246	9,806,512	9,463,275
Basic net loss per share	$ (0.41)	$ (0.50)	$ (0.25)
Diluted net loss per share	$ (0.39)	$ (0.50)	$ (0.25)

The limited partners' outstanding limited partnership units in the Operating Partnership (which may be redeemed for common stock upon notice from the limited partners and following the Company's election to redeem the units for stock rather than cash) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net income. But the effect of the allocation of net income (loss) attributable to the limited partners' interests by the issuance of dilutive shares has been included.

Diluted net income (loss) per share takes into consideration the pro forma dilution of certain unvested stock awards during 2010 as well as the Warrant discussed in Note 6 issued in April 2011.

14. Quarterly Operating Results (Unaudited)

	Quarters Ended 2012			
	March 31	June 30	September 30	December 31
Total revenue	$20,025,146	$25,112,522	$21,771,213	$20,434,338
Total operating expenses	18,719,004	20,410,903	19,577,732	18,330,698
Net operating income	1,306,142	4,701,619	2,193,481	2,103,640
Net income (loss) attributable to the Company	(2,294,355)	(1,653,654)	(1,615,021)	1,458,354
Earnings per share – basic	(0.23)	(0.17)	(0.16)	0.15
Earnings per share – diluted	(0.23)	(0.16)	(0.15)	0.14

	Quarters Ended 2011			
	March 31	June 30	September 30	December 31
Total revenue	$18,535,572	$23,129,720	$20,015,186	$19,492,027
Total operating expenses	17,586,783	19,351,054	19,191,343	18,381,485
Net operating income (loss)	948,789	3,778,666	823,843	1,110,542
Net income (loss) attributable to the Company	(989,318)	(182,562)	(1,117,042)	(2,555,521)
Earnings per share – basic	(0.10)	(0.02)	(0.12)	(0.26)
Earnings per share – diluted	(0.10)	(0.02)	(0.11)	(0.26)

15. Subsequent Events

On January 1, 2013, the Company issued 30,000 shares of restricted stock to its Chief Financial Officer upon execution of a new employment agreement.

On January 11, 2013, the Company paid a quarterly dividend (distribution) of $0.030 per common share (and unit) to those stockholders (and unitholders of MHI Hospitality, L.P.) of record on December 14, 2012.

On January 21, 2013, the Company authorized payment of a quarterly dividend (distribution) of $0.035 per common share (and unit) to the stockholders (and unitholders of MHI Hospitality, L.P.) of record as of March 15, 2013. The dividend (distribution) is to be paid on April 11, 2013.

On January 25, 2013, the Company granted 15,000 shares of restricted stock to certain of its independent directors and 30,500 shares of stock to its principal executive officers and two additional employees under the Company's 2004 Plan.

On March 1, 2013, one holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock.

MHI HOSPITALITY CORPORATION

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012 (in thousands)

Description	Encum-brances	Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount At End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation on Latest Statement of Operations is Computed
		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total				
Crowne Plaza Hampton Marina Hampton, Virginia	$ 7,560	$ 1,061	$ 6,733	$ 33	$ 3,302	$ 1,094	$ 10,035	$ 11,129	$ (1,304)	1988	2008	3-39 years
Crowne Plaza Jacksonville Riverfront Jacksonville, Florida	14,135	7,090	14,604	51	2,813	7,141	17,417	24,558	(3,442)	1970	2005	3-39 years
Crowne Plaza Tampa Westshore Tampa, Florida	13,872	4,153	9,670	273	21,965	4,426	31,635	36,061	(3,728)	1973	2007	3-39 years
Hilton Philadelphia Airport Philadelphia, Pennsylvania	29,503	2,100	22,031	84	3,599	2,184	25,630	27,814	(5,604)	1972	2004	3-39 years
Hilton Savannah DeSoto Savannah, Georgia	22,051	600	13,562	14	10,876	614	24,438	25,052	(5,698)	1968	2004	3-39 years
Hilton Wilmington Riverside Wilmington, North Carolina	21,417	785	16,829	112	9,967	897	26,796	27,693	(8,103)	1970	2004	3-39 years
DoubleTree by Hilton Brownstone—University Raleigh, North Carolina	7,817	815	7,416	184	4,623	999	12,039	13,038	(2,852)	1971	2004	3-39 years
Holiday Inn Laurel West Laurel, Maryland	7,300	900	9,443	187	2,416	1,087	11,859	12,946	(2,985)	1985	2004	3-39 years
Sheraton Louisville Riverside Jeffersonville, Indiana	12,019	782	6,891	206	14,469	988	21,360	22,348	(2,961)	1972	2006	3-39 years
	$135,674	$18,286	$107,179	$1,144	$74,030	$19,430	$181,209	$200,639	$(36,677)			

RECONCILIATION OF REAL ESTATE AND ACCUMULATED DEPRECIATION

RECONCILIATION OF REAL ESTATE

Balance at December 31, 2009	$ 192,529
Improvements	3,394
Disposal of Assets	(37)
Balance at December 31, 2010	$ 195,886
Improvements	3,380
Disposal of Assets	(307)
Balance at December 31, 2011	$ 198,959
Improvements	1,807
Disposal of Assets	(127)
Balance at December 31, 2012	$ 200,639

RECONCILIATION OF ACCUMULATED DEPRECIATION

Balance at December 31, 2009	$20,871
Current Expense	5,295
Disposal of Assets	(21)
Balance at December 31, 2010	$26,145
Current Expense	5,325
Disposal of Assets	(166)
Balance at December 31, 2011	$31,304
Current Expense	5,500
Disposal of Assets	(127)
Balance at December 31, 2012	$36,677

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Corporate Profile

Board of Directors

Andrew M. Sims
Chairman of the Board
Chief Executive Officer

General Anthony C. Zinni
(USMC Ret.)
Director

J. Paul Carey
Director

Edward S. Stein
Director

David J. Beatty
Director

Kim E. Sims
Director

James P. O'Hanlon
Director

Ryan P. Taylor
Director

David R. Folsom
Director
President
Chief Operating Officer

Officers

Andrew M. Sims
Chief Executive Officer

David R. Folsom
President
Chief Operating Officer

Anthony E. Domalski
Vice President
Chief Financial Officer

Patrick V. Fiel, Jr.
Vice President
General Counsel
Corporate Secretary

Executive Staff

Scott M. Kucinski
Director of Investor Relations

James E. Moyler, III, CHA
Asset Manager

Rhonda L. Smith
Executive Assistant

Corporate Information

Corporate Headquarters

410 West Francis Street
Williamsburg, VA 23185
Phone: 757-229-5648
Fax: 757-564-8801

Web Site

Information on MHI Hospitality Corporation's stock price, corporate news, SEC filings, earnings releases and other financial data about the Company can be found on the Internet at:

www.mhihospitality.com

Finance & Accounting Offices

11200 Rockville Pike, Suite 130
North Bethesda, MD 20852
Phone: 301-220-5400
Fax: 240-221-3927

Independent Auditors

PBMares, LLP
150 Boush Street, Suite 400
Norfolk, VA 23510
Phone: 757-627-4644
Fax: 757-627-9444

Exchange Listings

MHI Hospitality Corporation's common shares are listed on the NASDAQ® Stock Market under the symbol MDH.

Property Portfolio



Sheraton
Louisville Riverside
Jeffersonville, IN



Holiday Inn
Laurel West
Laurel, MD



Crowne Plaza
Hampton Marina
Hampton, VA



Hilton
Savannah DeSoto
Savannah, GA



Crowne Plaza
Tampa Westshore
Tampa, FL


Hilton
Hilton

Hilton
Philadelphia Airport
Philadelphia, PA



Crowne Plaza
Jacksonville Riverfront
Jacksonville, FL



Hilton
Wilmington Riverside
Wilmington, NC



Crowne Plaza
Hollywood Beach Resort
Hollywood, FL


DOUBLETREE

DoubleTree by Hilton
Brownstone-University
Raleigh, NC


MHI
Hospitality Corporation

Corporate Headquarters
410 West Francis Street
Williamsburg, VA 23185
Phone: 757-229-5648
Fax: 757-564-8801

Finance & Accounting Offices
11200 Rockville Pike, Suite 130
North Bethesda, MD 20852
Phone: 301-220-5400
Fax: 240-221-3927

www.mhihospitality.com

*A publicly traded company
on the NASDAQ® Stock Market
under the symbol MDH